Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Cooper-Standard Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-1945088
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

39550 Orchard Hill Place Drive

Novi, MI 48375

(248) 596-5900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Timothy W. Hefferon, Esq.

Vice President, General Counsel and Secretary

Cooper-Standard Holdings Inc.

39550 Orchard Hill Place Drive

Novi, MI 48375

(248) 596-5900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Larry A. Barden, Esq.

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

(312) 853-7000

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per security	Proposed maximum aggregate offering price	Amount of registration fee
Primary Offering:
Common stock, par value $0.001 per share	(2)	(2)	$250,000,000	$ 29,025
Secondary Offering:
Common stock, par value $0.001 per share	10,525,890	$45.745(3)	$481,506,838	$ 55,903
7% cumulative participating convertible preferred stock, par value $0.001 per share	760,525	$100.00(4)	$ 76,052,500	$ 8,830
Common stock, par value $0.001 per share	3,263,252	— (5)	—	—
Warrants to purchase common stock, par value $0.001 per share	1,739,707	— (6)	—	—
Common stock, par value $0.001 per share	1,739,707	$27.33(7)	$ 47,546,192	$ 5,521
Total				$99,279

(1)	Represents shares of common stock being registered for sale by the registrant, and shares of common stock, 7% cumulative participating convertible preferred stock, including shares of common stock issuable upon conversion, and warrants to purchase common stock, including shares of common stock underlying the warrants, being registered for resale that were privately placed to investors in connection with the registrant’s emergence from bankruptcy on May 27, 2010. In accordance with Rule 416 under the Securities Act, the shares of common stock offered hereby also include such indeterminate number of shares of common stock that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)	Includes an indeterminate number of shares of common stock as may be issued at indeterminable prices, but with an aggregate initial offering price not to exceed $250,000,000.
(3)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low sales price of our common stock as of July 13, 2011 as reported on the Over-the-Counter Bulletin Board.
(4)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act.
(5)	Pursuant to Rule 457(i) under the Securities Act, no additional registration fee is required with respect to the shares of common stock issuable upon conversion of the preferred stock.
(6)	Pursuant to Rule 457(g), no separate registration fee is required with respect to the warrants.
(7)	Pursuant to Rule 457(g), the registration fee is calculated based on an exercise price of $27.33 per share.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 18, 2011

Prospectus

$250,000,000 Common Stock

Offered by Cooper-Standard Holdings Inc.

15,528,849 Shares of Common Stock

760,525 Shares of 7% Cumulative Participating Convertible Preferred Stock

Warrants to Purchase 1,739,707 Shares of Common Stock

Offered by the Selling Security Holders

We may offer, from time to time, in amounts, at prices and on terms that we will determine at the time of offering, shares of common stock, par value $0.001 per share, with an aggregate public offering price of up to $250 million. We currently intend to use the net proceeds from sales of common stock by us for general corporate purposes. We will provide specific terms of any offering by us in a prospectus supplement to this prospectus. For information on the general terms of our common stock, see “Description of Capital Stock.” You should read this prospectus and the applicable supplements carefully before you invest.

In addition, from time to time, this prospectus may also be used by the selling security holders identified in this prospectus to sell up to:

•	10,525,890 shares of our common stock (the “common stock”), par value $0.001 per share;

•	760,525 shares of our 7% cumulative participating convertible preferred stock (the “7% preferred stock”), par value $0.001 per share;

•	3,263,252 shares of our common stock issuable to holders of our 7% preferred stock upon conversion of their 7% preferred stock;

•	warrants to purchase 1,739,707 shares of our common stock (the “warrants”); and

•	1,739,707 shares of our common stock issuable to holders of our warrants upon exercise of their warrants.

We will not receive any proceeds from the sales of any of these securities by the selling security holders other than any proceeds from the exercise of warrants to purchase shares of our common stock, which will be used for general corporate purposes. It is anticipated that the selling security holders will sell these securities from time to time in one or more transactions, in negotiated transactions or otherwise, at prevailing market prices or at prices otherwise negotiated. See “Plan of Distribution.”

Our common stock and warrants are currently traded on the Over-the-Counter Bulletin Board, commonly known as the OTC Bulletin Board, under the symbols “COSH” and “COSHW,” respectively. On July 14, 2011, the last sale price of our common stock was $46.49 per share and the last sale price of our warrants was $26.99 per warrant. There is currently no established market for our preferred stock.

Investing in our securities involves significant risks. You should carefully consider the matters discussed under and incorporated by reference into the section entitled “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2011

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). By using a shelf registration statement, we may sell our common stock and the selling security holders may sell our common stock, 7% preferred stock and/or warrants. We will not receive any proceeds from the sales of any of the securities sold by the selling security holders other than any proceeds from the exercise of warrants to purchase shares of our common stock. This prospectus provides you with a general description of the securities that we and the selling security holders may offer hereunder. The securities may be sold by us or the selling security holders directly to purchasers, through agents, to or through underwriters, through dealers or through a combination of such methods of sale. Specific information about the terms of an offering by us will, or by any selling security holder may, be included in a prospectus supplement relating to each offering of securities. The prospectus supplement may also add, update, or change information included in this prospectus, including, but not limited to, adding additional selling security holders. You should read both this prospectus and any accompanying prospectus supplement, together with additional information described below under the caption “Where You Can Find More Information” and “Incorporation of Certain Information By Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement or amendment. We and the selling security holders have not authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, these securities in any state or jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, any prospectus supplement, and the documents incorporated by reference in either this prospectus or any prospectus supplement is accurate only as of their respective dates.

Before you invest in our securities, you should read carefully the registration statement (including the exhibits thereto) of which this prospectus and any accompanying prospectus supplement form a part, this prospectus, any accompanying prospectus supplement and the documents incorporated by reference into this prospectus or any accompanying prospectus supplement. The incorporated documents are described under “Where You Can Find More Information” and “Incorporation of Certain Information By Reference.”

Unless the context requires otherwise, references in this prospectus or in any accompanying prospectus supplement to “Cooper-Standard,” the “Company,” “we,” “us,” “our” or similar terms refer to Cooper-Standard Holdings Inc. and all of its consolidated subsidiaries.

i

PROSPECTUS SUMMARY

This summary highlights information about us that is contained elsewhere in this prospectus or incorporated by reference into this prospectus. This summary does not contain all of the information that may be important to you. Before making an investment decision, you should read carefully the entire prospectus, including the section entitled “Risk Factors,” any accompanying prospectus supplement and the information incorporated by reference into this prospectus and any accompanying prospectus supplement, including our consolidated financial statements and related notes.

Our Business

We are a leading manufacturer of fluid handling, body sealing, and Anti-Vibration Systems (“AVS”) components, systems, subsystems, and modules. Our products are primarily for use in passenger vehicles and light trucks that are manufactured by global automotive original equipment manufacturers (“OEMs”) and replacement markets. We conduct substantially all of our activities through our subsidiaries.

We believe that we are the largest global producer of body sealing systems, the second largest global producer of the types of fluid handling products that we manufacture and one of the largest North American producers of AVS products. We design and manufacture our products in each major region of the world through a disciplined and sustained approach to engineering and operational excellence. We operate in 66 manufacturing locations and nine design, engineering, and administrative locations in 18 countries around the world.

Approximately 81% of our sales in 2010 were to OEMs, including Ford Motor Company, General Motors Company, and Chrysler Group LLC (collectively, the “Detroit 3”), Fiat, Volkswagen/Audi Group, Renault/Nissan, PSA Peugeot Citroën, Daimler, BMW, Toyota, Volvo, Jaguar/Land Rover and Honda. The remaining 19% of our 2010 sales were primarily to Tier I and Tier II automotive suppliers and non-automotive manufacturers. In 2010, our products were found in each of the 20 top-selling models in North America and in 19 of the 20 top-selling models in Europe. Our principal executive offices are located at 39550 Orchard Hill Place Drive, Novi, Michigan 48375, and our telephone number is (248) 596-5900. We maintain a web site at www.cooperstandard.com. The information contained on or accessible through our web site is not part of this prospectus.

Risk Factors

Investing in the securities that may be offered by this prospectus involves significant risk. Before making a decision to invest in any of these securities, you should consider carefully (i) the specific risks related to our equity securities set forth under “Risk Factors” in this prospectus, (ii) the risks relating to our business, which are incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, and (iii) all of the information contained in or incorporated by reference into this prospectus, including the specific statements under the caption “Risk Factors” in reports we file with the SEC after the date of this prospectus and which are incorporated by reference herein.

Our Reorganization

On August 3, 2009, we along with our U.S. subsidiaries (the “debtors”) filed voluntary petitions for chapter 11 bankruptcy protection in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On August 4, 2009, our Canadian subsidiary, Cooper-Standard Automotive Canada Limited (“CSA Canada”), sought relief under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice in Toronto, Ontario, Canada. The debtors and CSA Canada emerged from their respective insolvency proceedings on May 27, 2010, with approximately $480 million of funded debt, representing a reduction of over $650 million from prepetition levels.

As part of our emergence from chapter 11, we raised $450 million through the issuance of our 8 1/2% senior notes due 2018 (the “senior notes”) and entered into our $125 million senior secured asset-based revolving credit facility with certain agent and lending banks (the “senior ABL facility”). In addition, we raised $355 million through the issuance of (i) $100 million of our 7% cumulative participating convertible preferred stock (the “7% preferred stock”) to certain creditors pursuant to a commitment agreement that provided for the backstop of our rights offering (the “Backstop Parties”) and (ii) $255 million of our common stock (the “common stock”) to the Backstop Parties and holders of our prepetition 8 3/8% senior subordinated notes due 2014 (the “prepetition senior subordinated notes”) pursuant to our rights offering. The Backstop Parties also received warrants to purchase 7% of our common stock (assuming the conversion of our 7% preferred stock) for their commitment to backstop the rights offering.

In connection with our emergence from chapter 11, amounts outstanding under our $175 million debtor-in-possession financing facility (the “debtor-in-possession facility”) and $639.6 million of claims under our prepetition credit facility (the “prepetition credit facility”) were paid in full in cash. Holders of our prepetition 7% senior notes due 2012 (the “prepetition senior notes”) were also paid in full in cash, except that the Backstop Parties received a distribution of our common stock in lieu of the cash payment for certain of their prepetition senior note claims. Holders of our prepetition senior subordinated notes were issued 8% of our outstanding common stock and warrants to purchase, in the aggregate, 3% of our outstanding common stock (in each case, assuming the conversion of our 7% preferred stock). In addition, our obligations under both our prepetition senior notes and our prepetition senior subordinated notes were cancelled. See “Description of Certain Indebtedness” for a more detailed description of our senior notes and senior ABL facility, “Description of Capital Stock” for a more detailed description of our equity securities and “The Company—Our Reorganization” for a more detailed description of our reorganization.

Accounting Impact of Emergence from Chapter 11

In accordance with the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification 852, “Reorganizations,” we adopted “fresh-start” accounting upon our emergence from bankruptcy and became a new entity for financial reporting purposes as of June 1, 2010. Accordingly, the consolidated financial statements for the reporting entity subsequent to emergence from bankruptcy (the “Successor”) are not comparable to the consolidated financial statements for the reporting entity prior to emergence from bankruptcy (the “Predecessor”).

The Offering

Below is a summary of the offering that may be made by the selling security holders pursuant to this prospectus. The terms of any offering of common stock by us pursuant to this prospectus will be set forth in an accompanying prospectus supplement.

Common Stock:

Offered by the selling security holders	Up to 15,528,849 shares of our common stock consisting of:

•	10,525,890 shares of our outstanding common stock;

•	3,263,252 shares of our common stock issuable to holders of our 7% preferred stock upon conversion of their preferred stock; and

•	1,739,707 shares of our common stock issuable to holders of our warrants upon exercise of their warrants.

Outstanding prior to and after the offering(1)	18,343,725

Outstanding prior to and after the offering, diluted(2)	26,224,422

7% Preferred Stock:

Offered by the selling security holders	Up to 760,525 shares of our 7% preferred stock.

Outstanding prior to and after the offering(3)	1,050,784

Warrants:

Offered by the selling security holders	1,739,707 warrants to purchase 1,739,707 shares of our common stock. We use the term “warrant” to refer to the right to purchase one share of our common stock.

Outstanding prior to and after the offering(4)	2,419,753 warrants to purchase 2,419,753 shares of our common stock.

Use of Proceeds	We will not receive any of the proceeds from the sale of the securities by the selling security holders. We may receive proceeds upon the exercise of warrants if any warrant holder pays the exercise price in cash rather than exercising on a cashless basis. If we receive any proceeds from the issuance of shares of our common stock upon the exercise of warrants, such proceeds will be used for general corporate purposes. See “Use of Proceeds.”

OTC Bulletin Board Symbols:

Common stock	COSH

Warrants	COSHW

7% Preferred Stock	There is currently no established market for our 7% preferred stock.

Risk Factors	Investing in our securities involves significant risks. You should carefully consider the matters discussed under and incorporated by reference into the section entitled “Risk Factors” beginning on page 4 of this prospectus and all other information contained in or incorporated by reference into this prospectus before investing in our securities.

(1)	Reflects the total number of outstanding shares of our common stock as of July 7, 2011 without giving effect to shares of our common stock that may be issued upon the conversion of outstanding shares of our 7% preferred stock or upon the exercise of outstanding warrants, options to purchase shares of our common stock or any restricted stock units granted.
(2)	Reflects the total number of outstanding shares of our common stock as of July 7, 2011, plus 4,508,692 shares issuable upon the conversion of our 7% preferred stock, 2,419,753 shares issuable upon the exercise of our warrants and 952,252 shares of our common stock that may be issued to certain of our officers and key employees and directors upon the exercise of options and restricted stock units.
(3)	Based upon the total number of outstanding shares of our 7% preferred stock as of July 7, 2011, including 42,101 shares of restricted 7% preferred stock issued to certain of our officers and key employees.
(4)	Based upon the total number of outstanding warrants as of July 7, 2011.

RISK FACTORS

Investing in the equity securities that may be offered by this prospectus involves significant risk. Before making a decision to invest in any of our equity securities, you should consider carefully (i) the specific risks related to our equity securities described below, (ii) the risks relating to our business, which are incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, and (iii) all of the information contained in or incorporated by reference into this prospectus, including the specific statements under the caption “Risk Factors” in any reports we file with the SEC after the date of this prospectus and which are incorporated by reference herein. These risks are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may adversely affect us and your investment. If any of these risk or uncertainties materialize, our business, financial condition or results of operations could be materially adversely affected.

Risks Related to Our Equity Securities

Our common stock and warrants are currently quoted on the OTC Bulletin Board, which may limit the liquidity and price of our common stock and warrants more than if these securities were quoted or listed on a national securities exchange. In addition, an active trading market for our 7% preferred stock does not exist and may not develop.

Our common stock and warrants are currently quoted on the Over-the-Counter Bulletin Board (the “OTC Bulletin Board”), an inter-dealer automated quotation system. To date, there has been a limited trading market for our common stock and warrants on the OTC Bulletin Board, with average daily trading volume of approximately 25,500 shares since our common stock began quotation on May 25, 2010 and average daily trading volume of approximately 3,900 warrants since our warrants began quotation on June 4, 2010. Although our common stock and warrants are quoted on the OTC Bulletin Board, only a limited trading market has developed for the purchase and sale of these securities and a more liquid market may not develop. We cannot predict how liquid the market for our common stock and warrants might become. In addition, there are risks associated with trading securities quoted on the OTC Bulletin Board compared to securities traded on a national securities exchange, including limited availability of order information and market data, liquidity risks and communications risks. In addition, an active trading market for our 7% preferred stock does not exist and may not develop. Our 7% preferred stock is not quoted on the OTC Bulletin Board and is not listed on any securities exchange. Since our 7% preferred stock has no stated maturity date, investors seeking liquidity will be limited to selling their shares of 7% preferred stock in the secondary market or converting their shares of 7% preferred stock into shares of our common stock and subsequently seeking to sell those shares of common stock.

We cannot assure you that an active trading market for our 7% preferred stock will develop or, even if one develops, we cannot assure you that it will last. As a result of the limited trading market for our common stock and warrants and the absence of any market for our 7% preferred stock, the trading price of our common stock, warrants and 7% preferred stock could be materially adversely affected and holders’ ability to transfer these securities will be limited. For the foregoing reasons, the purchase of these securities must be considered a long-term investment acceptable only for prospective investors who are willing and can afford to accept and bear the significant risk of the investment for an indefinite period of time. In addition, an investor in these securities may not be able to liquidate his or her investment, and these securities may not be acceptable as collateral for a loan.

The price of our common stock has been and may continue to be volatile, and such volatility could adversely affect our business and cause our stockholders to suffer significant losses.

There is a limited trading market for our common stock, and its price may be volatile in the indefinite future. Since trading of our common stock began quotation on the OTC Bulletin Board on May 25, 2010, the high and low sale prices of our common stock through July 14, 2011 were $52.00 and $27.45, respectively. The price at which our common stock will trade may be volatile due to various factors, many of which are beyond our control, including the following:

•	changes in our industry or the auto industry generally;

•	increased competition and competitive pricing pressures;

•	our ability to execute our business plan;

•	litigation and government investigations;

•	changes or proposed changes in governmental regulations affecting our business;

•	additions or departures of key personnel;

•	market conditions in the broader stock market;

•	limited “public float” in the hands of a small number of persons, whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our common stock;

•	actual or anticipated fluctuations in our financial condition or annual or quarterly results of operations;

•	changes in investors’ and financial analysts’ perception of the business risks and conditions of our business;

•	changes in, or our failure to meet, earnings estimates and other performance expectations of investors or financial analysts;

•	commentary or recommendation changes by equity research analysts, or the announcement of any changes to our credit rating;

•	changes in the market valuations of companies in our industry viewed as similar to us;

•	future sales of our common stock;

•	conversions of our 7% preferred stock or the exercise of our warrants;

•	the granting or exercise of employee stock options or other equity awards;

•	general market and economic conditions world-wide, and in particular in countries where we have operations or sales; and

•	realization of any of the risks described or referred to in this prospectus (or in reports we file with the SEC) under “Risk Factors.”

In addition, the equity markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may result in a material decline in the market price of our common stock and it may be difficult for you to sell your shares at an attractive price.

We have no present intention to pay dividends on our common stock and, even if we change that policy, we may be unable to pay dividends on our common stock.

We have not paid any dividends to date on our common stock and we do not currently anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and invest in our business. Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. In addition, the covenants of the credit agreement governing our senior ABL facility and the indenture governing our senior notes limit our ability to pay dividends on our common stock and limit the ability of our subsidiaries to pay dividends to us. Furthermore, we are permitted under our senior ABL facility and the indenture governing our senior notes to incur additional indebtedness, which in turn may severely restrict or prohibit the payment of dividends. Our future dividend policy will also depend on the limitations of financing instruments and arrangements to which we may become a party.

If we change that policy and commence paying dividends, we will not be obligated to continue paying those dividends and our stockholders will not be guaranteed, or have contractual or other rights, to receive dividends. If we commence paying dividends in the future, our board of directors may decide, in its discretion, at any time, to decrease the amount of dividends, otherwise modify or repeal the dividend policy or discontinue entirely the payment of dividends. Furthermore, Cooper-Standard Holdings Inc. is a holding company with no significant operations or material assets other than the equity interests it holds in its subsidiaries through which Cooper-Standard Holdings Inc. conducts all of its business operations. As a result, its ability to pay dividends is dependent on the generation of cash flow by its subsidiaries and their ability to make such cash available, by dividend or otherwise. Under the Delaware General Corporate Law, as amended (the “DGCL”), our board of directors may not authorize the payment of a dividend unless it is either paid out of our surplus, as calculated in accordance with the DGCL, or if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Sales of large amounts of our common stock or the perception that sales could occur may depress our stock price.

In connection with our emergence from bankruptcy, we issued 11,181,673 shares of common stock, 1,000,000 shares of 7% preferred stock and 1,693,827 warrants to purchase shares of our common stock, which initially constituted “restricted securities” under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), and the resale of which is covered by this registration statement. Certain of these “restricted securities” may have been sold by the holders thereof pursuant to a prior resale shelf registration statement. As of July 7, 2011, we had 18,343,725 shares of common stock outstanding, without giving effect to the shares issuable upon the conversion of our 7% preferred stock or issuable upon the exercise of our warrants. At the time of our emergence from bankruptcy, we granted the selling security holders rights pursuant to our plan of reorganization to cause us to file one or more shelf registration statements under the Securities Act covering resales of these securities held by them, including the shares of common stock underlying the 7% preferred stock and the warrants. In addition, we granted the security holders that backstopped our rights offering certain registration rights under an equity registration rights agreement (as defined below), including demand registration, shelf registration and piggyback registration rights, with respect to the common stock, 7% preferred stock and warrants held by them. This registration statement is being filed pursuant to the equity registration rights agreement. All of these securities may also be sold under Rule 144 under the Securities Act, depending on their holding period and subject to significant restrictions in the case of securities held by persons deemed to be our affiliates.

Sales of large blocks of shares of our common stock, whether as resales, upon the conversion of our 7% preferred stock or upon the exercise of our warrants, in the public market could lower our stock price and impair our ability to raise funds in future stock offerings.

We may in the future seek to raise funds through equity offerings, which could have a dilutive effect on our common stock.

In the future we may determine to raise capital through offerings of our common stock, securities convertible into our common stock or rights to acquire these securities or our common stock. For instance, this prospectus relates to $250 million of common stock which we may offer and sell from time to time (the specific terms of any such offer and sale would be set forth in a prospectus supplement to this prospectus). In addition, our board of directors is authorized to create and issue from time to time up to 10,000,000 shares of preferred stock (the “preferred stock”) in one or more series with stock powers, preferences and rights, including rights to convert into our common stock, except that we cannot issue any series of preferred stock that ranks senior to, or on a parity with, our 7% preferred stock without the approval of holders of at least two-thirds of our 7% preferred stock. In any case, the result of sales of such securities would ultimately be dilutive to our common stock by increasing the number of shares outstanding. We cannot predict the effect this dilution may have on the price of our common stock.

In the event of our bankruptcy, liquidation or winding-up, our 7% preferred stock will rank senior to our common stock but junior to all of our liabilities and our subsidiaries’ liabilities.

In the event of our bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on our 7% preferred stock only after all of our liabilities have been paid, but prior to any payments are made with respect to our common stock. In addition, our 7% preferred stock effectively ranks junior to all existing and future liabilities of our subsidiaries. In addition, the terms of our senior ABL facility and the indenture governing our senior notes restrict us, but do not prevent us, from incurring substantial indebtedness. The rights of holders of our 7% preferred stock to participate in the assets of our subsidiaries upon any liquidation or reorganization of any subsidiary will rank junior to the prior claims of that subsidiary’s creditors. In the event of our bankruptcy, liquidation or winding-up, there may not be sufficient assets remaining after paying our liabilities and our subsidiaries’ liabilities to pay amounts due on any or all of our 7% preferred stock then outstanding.

Additionally, unlike indebtedness where principal and interest customarily are payable on specified due dates, (1) dividends on our 7% preferred stock are payable only if and when declared by our board of directors or a duly authorized committee of the board, and (2) as a Delaware corporation, we are restricted to making dividend and redemption payments on our 7% preferred stock only out of legally available assets. Further, our 7% preferred stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transaction, except that the consent of the holders representing at least two-thirds of our outstanding 7% preferred stock is required to amend our third amended and restated certificate of incorporation (our “certificate of incorporation”) (including the certificate of designations of the 7% preferred stock) in a manner that adversely affects the preferences, rights or powers of our 7% preferred stock or to issue additional shares of 7% preferred stock (other than shares issued as dividends paid “in-kind”) or any other equity security that ranks senior to or on a parity with our 7% preferred stock. In addition, the affirmative vote of each holder of our 7% preferred stock is required for the additional issuance of shares of 7% preferred stock if such additional shares are not offered to the holders of our 7% preferred stock on the same terms on a pro rata basis.

The market price of our 7% preferred stock and warrants will be directly affected by the market price of our common stock, which may be volatile.

To the extent that a secondary market for our 7% preferred stock or warrants develops, we believe that the market price of our 7% preferred stock and warrants will be significantly affected by the market price of our common stock. We cannot predict how the shares of our common stock will trade in the future. This may result in greater volatility in the market price of our 7% preferred stock and warrants than would be expected for non-convertible or non-exercisable securities.

There may be future sales or other dilution of our common stock, including from the conversion of our 7% preferred stock, the exercise of our warrants and options and the vesting of our restricted stock, which may materially adversely affect the market price of our common stock, our 7% preferred stock or our warrants and negatively impact a holder’s investments.

We are not restricted from issuing additional common stock, including any securities that are convertible into or exercisable for, or that represent the right to receive, common stock or any substantially similar securities. For instance, this prospectus relates to $250 million of common stock which we may offer and sell from time to time (the specific terms of any such offer and sale would be set forth in a prospectus supplement to this prospectus). Furthermore, we may issue additional preferred stock, except, if it ranks senior to, or on a parity with, our 7% preferred stock, we must obtain the consent of holders of two-thirds of our 7% preferred stock. In addition, quarterly dividends payable on our 7% preferred stock may be paid “in-kind,” at our option, in additional shares of 7% preferred stock. The market price of our common stock, our 7% preferred stock or our warrants could decline as a result of sales of a large number of issuances of common stock, 7% preferred stock, warrants or similar securities in the market in the future or the perception that such issuances could occur. For example, if we issue preferred stock in the future that (i) has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding-up, (ii) has voting rights that dilute the voting power of our common stock or (iii) is convertible into our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Each share of our 7% preferred stock is convertible into, and each warrant is exercisable for, at the option of the holder, shares of our common stock. The conversion or exercise of some or all of our 7% preferred stock or warrants, as applicable, will dilute the ownership interest of existing holders of our common stock. Any sales in the public market of our common stock issuable upon such conversion or exercise could adversely affect prevailing market prices of the outstanding shares of our common stock or 7% preferred stock or warrants. In addition, the existence of our 7% preferred stock and warrants may encourage short selling or arbitrage trading activity by market participants because the conversion of our 7% preferred stock or exercise of our warrants could depress the price of our common stock. As noted above, a decline in the market price of our common stock may negatively impact the market price for our 7% preferred stock and warrants.

Furthermore, grants of restricted common stock, restricted 7% preferred stock and options have been made to our officers and key employees under our management incentive and other employee incentive plans.

Together with these grants, there are currently outstanding 1,050,784 shares of our 7% preferred stock that are currently convertible into 4,508,692 shares of our common stock and warrants to purchase 2,419,753 shares of our common stock. Upon the vesting of restricted shares, the conversion of our 7% preferred stock or the exercise of warrants and options, these securities would have a dilutive effect on our outstanding shares of common stock.

We have the right, under certain circumstances, to convert shares of 7% preferred stock into shares of common stock, which, if exercised, could result in holders of our 7% preferred stock failing to achieve their anticipated return on their investment.

We have the right to convert all shares of our 7% preferred stock into shares of common stock under certain circumstances, including the consummation of an underwritten initial public offering of our common stock. In order to exercise this conversion right, we must obtain the approval of the holders of two-thirds of the outstanding shares of our 7% preferred stock, and our common stock must be listed on the New York Stock Exchange (the “NYSE”) or the NASDAQ Global Select Market or the NASDAQ Global Market (collectively, “NASDAQ”). In addition, we may convert all shares of our 7% preferred stock into shares of common stock at any time on or after May 27, 2013 if our common stock has been listed on the NYSE or NASDAQ and the closing sale price of our common stock exceeds 155% of the conversion price of our 7% preferred stock for each of 30 consecutive trading days within the 45-day period preceding conversion, and certain other conditions are met. See “Description of Capital Stock—7% Preferred Stock—Conversion rights.” There can be no assurances that we will not exercise these rights, and if we do, it could result in holders of our 7% preferred stock failing to achieve their anticipated return on their investment.

Until the conversion of our 7% preferred stock or the exercise of our warrants, holders of these securities do not have identical rights as holders of our common stock, but they will be subject to all changes made with respect to our common stock.

Before converting shares of our 7% preferred stock, holders of our 7% preferred stock are not entitled to any rights with respect to our common stock (other than voting rights and rights to receive dividends or other distributions on our common stock), but they are subject to all changes affecting our common stock. In addition, holders of warrants are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but they also will be subject to all changes affecting our common stock. See “Description of Capital Stock—7% Preferred Stock—Voting rights” and “Description of Capital Stock—Warrants to Purchase Common Stock.” Even though holders of our 7% preferred stock vote on an as-converted basis with holders of our common stock, they will only be entitled to exercise all of the rights of a holder of our common stock upon conversion of their 7% preferred stock and only as to matters for which the record date occurs on or after the applicable conversion date and to the extent permitted by law, although they will be subject to any changes in the powers, preferences or special rights of our common stock that may occur as a result of any stockholder action. Similarly, holders of our warrants will have rights with respect to our common stock only if they receive our common stock upon exercise of the warrants and only as of the date when such holder becomes a record owner of the shares of our common stock upon such exercise. For example, with respect to warrants, if an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the date a warrant holder is deemed to be the owner of the shares of our common stock due upon exercise of the warrants, the exercising warrant holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

Our 7% preferred stock is perpetual in nature.

Shares of our 7% preferred stock represent a perpetual interest in the Company and, unlike indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. Other than in connection with a “change of control” or a “cash transaction” (as defined in the certificate of designations for our 7% preferred stock), holders of our 7% preferred stock will not have the right to call for the redemption of our 7% preferred stock. See “Description of Capital Stock—7% Preferred Stock—Redemption rights—Redemption rights upon the occurrence of certain transactions.” Therefore, holders should be aware that they may be required to bear the financial risks of an investment in our 7% preferred stock for an indefinite period of time, unless such holders convert, at their option, their shares of 7% preferred stock into common stock.

The conversion rate of our 7% preferred stock and the exercise price of our warrants may not be adjusted for all dilutive events.

The number of shares of our common stock that holders are entitled to receive upon conversion of a share of 7% preferred stock and the exercise price of our warrants are subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights with respect to our common stock, subdivisions and combinations of our common stock, certain issuer tender or exchange offers and certain reorganization events. Such conversion rate or exercise price will not be adjusted, however, for other events, such as a third-party tender or exchange offer, that may adversely affect the market price of our 7% preferred stock or warrants. In addition, if any of these other events adversely affects the market price of our common stock, it may also adversely affect the market price of our 7% preferred stock and warrants. We are not restricted from offering common stock in the future or engaging in other transactions that may dilute our common stock and we may issue additional shares of 7% preferred stock and pay dividends on our 7% preferred stock “in-kind” with additional shares of 7% preferred stock, which may dilute our common stock.

A change in control with respect to us may not trigger certain rights for the purpose of our 7% preferred stock.

The certificate of designations of our 7% preferred stock contains no covenants or other provisions to afford protection to holders in the event of a change of control with respect to the Company, except upon the occurrence of transactions that constitute a “change of control” or a “cash transaction” as those terms are defined in the certificate of designations of our 7% preferred stock. However, the terms “change of control” and “cash transaction” are limited and may not include every change of control event that might cause the market price of our common stock or our 7% preferred stock to decline. As a result, the rights of holders of our 7% preferred stock upon the occurrence of a “change of control” or a “cash transaction” may not preserve the value of our 7% preferred stock in the event of certain change of control transactions with respect to the Company. Any change of control transaction with respect to the Company may also negatively affect the liquidity, value or volatility of our common stock and thereby negatively impact the value of our 7% preferred stock (and our warrants). Additionally, the provisions of our 7% preferred stock related to change of control transactions could have the effect of discouraging third parties from pursuing certain transactions with us, which may otherwise be in the best interest of our stockholders.

We may not have the funds necessary to redeem our 7% preferred stock following a change in control or a cash transaction.

Holders of our 7% preferred stock have the right to require us to redeem the shares of our 7% preferred stock held by them for cash upon the occurrence of a “change in control” or a “cash transaction” as those terms are defined in the certificate of designations of our 7% preferred stock. We may not have sufficient funds to redeem our 7% preferred stock at such time and may not have the ability to arrange necessary financing on acceptable terms or at all. In addition, our ability to purchase our 7% preferred stock is limited under the terms of our senior ABL facility and the indenture governing our senior notes and may be limited by law or the terms of other agreements outstanding at such time.

Moreover, a failure to repurchase our 7% preferred stock may also constitute an event of default under our existing or future debt agreements, and could result in the acceleration of the maturity of any existing or future outstanding indebtedness under such agreements, which would further restrict our ability to make such payments.

The adjustment to the exercise price for warrants exercised in connection with an anti-dilutive adjustment event may not adequately compensate you for any lost value of your warrants as a result of such transaction.

If a specified corporate event or transaction constituting a dilutive event occurs, under certain circumstances we will decrease the exercise price for warrants exercised in connection with such dilutive adjustment event. The decrease in the exercise price will be determined based on the date on which the dilutive event occurs or becomes effective and the price paid per share of our common stock in such dilutive event. The adjustment to the exercise price for warrants exercised in connection with a dilutive event may not adequately compensate you for any lost value of your warrants as a result of such dilutive event.

Under certain circumstances, holders may have to pay U.S. federal income tax as a result of a deemed distribution with respect to our 7% preferred stock, common stock or warrants—even if holders do not receive a corresponding distribution of cash—such as, for example, if we adjust, or fail to adjust, the conversion rate of our 7% preferred stock or the exercise price of the warrants in certain circumstances.

Holders of our 7% preferred stock, common stock and warrants may be treated as having received a constructive distribution in certain circumstances, for example, if we make certain adjustments to (or certain failures to make adjustments to) the conversion rate or other terms of our 7% preferred stock or the exercise price of the warrants and such adjustment (or failure to make an adjustment) has the effect of increasing the proportionate interest of certain holders in our earnings and profits or assets. Such a distribution could be treated as a taxable dividend or capital gain for U.S. federal income tax purposes even though holders do not receive any cash with respect to such constructive distribution. In addition, Non-U.S. Holders (as defined in “Certain U.S. Federal Income Tax Considerations”) may be subject to U.S. federal withholding tax on any such constructive distribution on our 7% preferred stock, common stock and warrants. You are advised to consult your independent tax advisor and to read the section titled “Certain U.S. Federal Income Tax Considerations” regarding the possibility and tax treatment of any deemed distributions for U.S. federal income tax purposes.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of U.S. federal securities laws, and we intend that such forward-looking statements be subject to the safe-harbor created thereby. We make forward-looking statements in this prospectus and may make such statements in future filings with the SEC. We may also make forward-looking statements in our press releases or other public or stockholder communications. These forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information. When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” or future or conditional verbs, such as “will,” “should,” “could,” or “may,” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management’s examination of historical operating trends and data, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, no assurances can be made that these expectations, beliefs and projections will be achieved. Forward-looking statements are not guarantees of future performance and are subject to significant risks and uncertainties that may cause actual results or achievements to be materially different from the future results or achievements expressed or implied by the forward-looking statements.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are described or referred to under “Risk Factors” in this prospectus. Such risks and uncertainties and other important factors include, but are not limited to:

•	the ability to maintain contracts and suppliers and customer relationships;

•	limitations on flexibility in operating our business contained in our debt agreements;

•	our dependence on the automotive industry;

•	availability and cost of raw materials;

•	our exposure to natural disasters;

•	our dependence on certain major customers;

•	competition in the automotive industry;

•	sovereign and other risks related to our conducting operations outside the United States;

•	the uncertainty of our ability to achieve expected cost reduction savings;

•	our exposure to product liability and warranty claims;

•	labor conditions;

•	our vulnerability to changes in interest rates;

•	our ability to meet customers’ needs for new and improved products in a timely manner;

•	our ability to attract and retain key personnel;

•	potential conflicts of interest between our owners and us;

•	our legal rights to our intellectual property portfolio;

•	our pension plans; and

•	environmental and other regulations.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus and reports we have filed or will file with the SEC and which are incorporated by reference herein, including statements under the caption “Risk Factors” and “Forward-Looking Statements” in such reports. There may be other factors that may cause our actual results to differ materially from the forward-looking statements. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. We undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, except as required by law.

THE COMPANY

We are a leading manufacturer of fluid handling, body sealing, and AVS components, systems, subsystems, and modules. Our products are primarily for use in passenger vehicles and light trucks that are manufactured by global automotive OEMs and replacement markets. We conduct substantially all of our activities through our subsidiaries.

We believe that we are the largest global producer of body sealing systems, the second largest global producer of the types of fluid handling products that we manufacture and one of the largest North American producers of AVS products. We design and manufacture our products in each major region of the world through a disciplined and sustained approach to engineering and operational excellence. We operate in 66 manufacturing locations and nine design, engineering, and administrative locations in 18 countries around the world.

Approximately 81% of our sales in 2010 were to OEMs, including the Detroit 3, Fiat, Volkswagen/Audi Group, Renault/Nissan, PSA Peugeot Citroën, Daimler, BMW, Toyota, Volvo, Jaguar/Land Rover and Honda. The remaining 19% of our 2010 sales were primarily to Tier I and Tier II automotive suppliers and non-automotive manufacturers. In 2010, our products were found in each of the 20 top-selling models in North America and in 19 of the 20 top-selling models in Europe. Our principal executive offices are located at 39550 Orchard Hill Place Drive, Novi, Michigan 48375, and our telephone number is (248) 596-5900. We maintain a web site at www.cooperstandard.com. The information contained on or accessible through our web site is not part of this prospectus.

Our Reorganization

On August 3, 2009, we, along with the other debtors, filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code in the Bankruptcy Court. On August 4, 2009, our Canadian subsidiary, CSA Canada, commenced proceedings seeking relief from its creditors under Canada’s Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice (Commercial List) in Toronto, Canada (the “Canadian Court”). Our subsidiaries and operations outside the United States and Canada were not included in the chapter 11 cases or the Canadian proceedings (other than CSA Canada) and continued to operate in the ordinary course of business.

On March 26, 2010, we filed our plan of reorganization and the corresponding first amended disclosure statement for our plan of reorganization with the Bankruptcy Court. On May 12, 2010, the Bankruptcy Court entered an order confirming our plan of reorganization. The Canadian Court sanctioned CSA Canada’s plan of compromise or arrangement on April 16, 2010.

On May 27, 2010 (the “effective date”), we consummated the reorganization contemplated by our plan of reorganization and emerged from chapter 11.

Following the effective date, our capital structure consisted of the following:

•

Senior ABL facility. A senior secured asset-based revolving credit facility in the aggregate principal amount of $125 million, which contains an uncommitted $25 million “accordion” facility that will be available at our request if the lenders at the time consent.

•	8 1/2% Senior Notes due 2018. $450 million of senior unsecured notes that bear interest at 8 1/2% per annum and mature on May 1, 2018.

•

Common stock, 7% preferred stock and warrants. Equity securities comprised of (i) 17,489,693 shares of our common stock, (ii) 1,000,000 shares of our 7% preferred stock, which are initially convertible into 4,290,788 shares of our common stock, and (iii) 2,419,753 warrants to purchase up to an aggregate of 2,419,753 shares of our common stock.

In addition, on the effective date, we issued to certain officers and key employees (i) 757,896 shares of our common stock as restricted stock, plus an additional 104,075 shares of our common stock as restricted stock that may be reduced subject to realized dilution on the warrants, (ii) 41,664 shares of 7% preferred stock as restricted 7% preferred stock and (iii) 702,509 options to purchase shares of common stock, plus an additional 78,057 options to purchase shares of our common stock that may be reduced subject to realized dilution on the warrants. On the day after the effective date, we issued to certain of our directors and Oak Hill Advisors L.P. and its affiliates (in lieu of issuing to the director Oak Hill had the right to nominate), 26,448 shares of our common stock as restricted stock and 58,386 options to purchase shares of our common stock. We also reserved up to 780,566 shares of our common stock for future issuance to our management. On March 15, 2011, we issued options to purchase 113,300 shares of our common stock and 29,140 RSUs to our management.

On the effective date, our prepetition equity, debt and certain other obligations were cancelled, terminated and repaid, as applicable, as follows:

•	Our prepetition common stock was cancelled, and no distributions were made to former shareholders.

•	All outstanding obligations under our prepetition senior notes and prepetition senior subordinated notes were cancelled and the indentures governing these obligations were terminated.

•	Our prepetition credit agreement and our debtor-in-possession credit agreement were paid in full.

Equity Registration Rights Agreement

In connection with our emergence from bankruptcy on May 27, 2010, we entered into a registration rights agreement with the Backstop Parties and certain other holders of registrable securities (the “equity registration rights agreement”). Registrable securities consists of any shares of our common stock and 7% preferred stock, warrants issued pursuant to our plan of reorganization and any shares of common stock issuable upon conversion of 7% preferred stock or upon exercise of warrants that are beneficially owned by the Backstop Parties and such other holders. Registrable securities cease to be registrable securities under certain circumstances and upon the happening of certain events, such as upon their sale under a registration statement or pursuant to Rule 144 under the Securities Act.

The equity registration rights agreement gives the Backstop Parties and such other holders certain registration rights, including demand registration, shelf registration and piggyback registration rights. Any Backstop Party or such other holder that owned at least 5% of the outstanding common stock (on a fully diluted basis) as of May 27, 2010 and continues to own 5% of the outstanding common stock (on a fully diluted basis) (each a “demand holder”) has certain rights to demand the registration of its registrable securities on a registration statement, which may be a shelf registration, filed with the SEC on an underwritten or non-underwritten basis. Prior to our initial underwritten public offering, demand holders holding at least 35% of the outstanding registrable securities or any Backstop Party that owns at least 7.5% of the outstanding common stock (on a fully diluted basis) may make an initial demand registration, so long as the total offering price of the shares to be sold in the offering exceeds $75 million in the aggregate. After our initial underwritten public offering, any demand holder may make a demand registration so long as the total offering price of the shares to be sold in the offering exceeds, in the case of a registration on Form S-1, $50 million in the aggregate or, in the case of a registration on Form S-3, $20 million in the aggregate. We are not required to effect more than two demand registrations in any 12-month period. In addition, we are not required to effect a demand registration if within the 12-month period preceding the date of a request for a demand registration we have effected one demand registration and another registration statement has been declared effective within the 12-month period preceding such demand request and at least $20 million of the then outstanding registrable securities were entitled to be included in such registration. We are also not required to effect a demand registration during certain suspension periods as set forth in the equity registration rights agreement. We are not required to conduct more than 12 underwritten demand registrations in total or more than eight demand registrations for the Backstop Parties on a Form S-1. In addition to the above demand rights, demand holders may request us to file a shelf registration for the continuous offering of the registrable securities, and whenever we propose to file a registration statement with respect to an offering of equity securities (other than registration statements on Form S-4 or S-8) and registrable securities may be included in such registration, the holders of registrable securities may exercise piggyback registration rights. The rights of holders of registrable securities under the equity registration rights agreement may be transferred pro rata with any transfer of registrable securities; provided that, among other things, the transferee becomes a party to the equity registration rights agreement.

The equity registration rights agreement also provides, subject to certain exceptions, that any holder party to the agreement that holds 5% or more of the outstanding shares of the common stock (on a fully diluted basis) will be restricted from effecting any public sale or distribution of any of our equity securities, or any securities convertible into or exchangeable or exercisable for our equity securities, held by such holder for the seven days prior to and the 180-day period following the pricing date of our underwritten initial public offering and the seven days prior to and the 90-day period following the date of pricing any other underwritten offering by us; provided that the Company and our directors and our executive officers are likewise restricted on substantially similar terms.

We are required to pay all expenses in connection with any registration of registrable securities under the equity registration rights agreement, including fees and expenses of one counsel retained by the holder of registrable securities participating in such registration.

The foregoing description of the equity registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the equity registration rights agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table presents our ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated.

For purposes of this table, earnings consist of pre-tax income (loss) from continuing operations before adjustments for minority interest in consolidated subsidiary, plus fixed charges. Fixed charges consist of interest on all debt, amortization of debt expenses incurred on issuance and an estimate of the interest within rental expense.

	Predecessor(1)				Five Months Ended May 31,	Successor(1)
	Year Ended December 31,					Seven Months Ended December 31,	Quarter Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
Ratio of earnings to combined fixed charges and preferred stock dividends(2)	—	—	—	—	14.9x	2.1x	4.7x

(1)	We adopted “fresh-start” accounting upon our emergence from bankruptcy and became a new entity for financial reporting purposes as of June 1, 2010. Accordingly, the consolidated financial statements for the Successor are not comparable to the consolidated financial statements for the Predecessor.
(2)	Earnings were insufficient to cover fixed charges by $15.0 million, $119.7 million, $94.2 million and $415.9 million for the years ended December 31, 2006, 2007, 2008 and 2009, respectively.

DIVIDEND POLICY

We have not paid any dividends to date on our common stock and we do not currently anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and invest in our business. Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness and on general economic conditions and statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. In addition, the covenants of the credit agreement governing our senior ABL facility and the indenture governing our senior notes limit our ability to pay dividends on our common stock and limit the ability of our subsidiaries to pay dividends to us. Our future dividend policy will also depend on the limitations of financing instruments and arrangements to which we may become a party. See “Description of Capital Stock—7% Preferred Stock” and “Description of Certain Indebtedness—Senior ABL Facility” and “—Senior Notes due 2018.”

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, the net proceeds from the shares of common stock sold by us will be used for general corporate purposes. Until the net proceeds have been used, they will be invested in short-term marketable instruments in accordance with our investment policy. If we elect at the time of the issuance of the securities to make different or more specific use of proceeds other than as described in this prospectus, the change in use of proceeds will be described in the applicable prospectus supplement.

We will not receive any of the proceeds from the sale of the securities by the selling security holders. We may receive proceeds upon the exercise of warrants if any warrant holder pays the exercise price in cash rather than exercising on a cashless basis. Based on the initial exercise price of $27.33 per share for each warrant, if all of the warrants offered for resale under this prospectus are exercised for cash, we would receive proceeds of approximately $47.5 million from the issuance of shares of our common stock upon exercise of the warrants. If we receive any proceeds from the issuance of shares of our common stock upon exercise of warrants, such proceeds will be used for general corporate purposes.

MARKET FOR OUR COMMON STOCK AND WARRANTS

AND RELATED STOCKHOLDER MATTERS

Our common stock has been quoted on the OTC Bulletin Board since May 25, 2010 under the symbol “COSH” and our warrants have been quoted on the OTC Bulletin Board since June 4, 2010 under the symbol “COSHW.” No prior established public trading market existed for our common stock or warrants prior to these dates. There is no established public trading market for the 7% preferred stock.

There currently is a limited trading market for our common stock and warrants. The following chart lists the high and low sale prices for shares of our common stock and warrants for the calendar quarter indicated through July 14, 2011. These prices are between dealers and do not include retail markups, markdowns or other fees and commissions and may not represent actual transactions.

	Common Stock		Warrants
Quarter Ended	High	Low	High	Low
June 30, 2010	$35.75	$32.00	$17.00	$14.00
September 30, 2010	$37.00	$27.45	$20.00	$13.00
December 31, 2010	$49.55	$36.00	$28.00	$15.00
March 31, 2011	$52.00	$43.75	$35.00	$24.00
June 30, 2011	$51.50	$41.48	$30.00	$23.00
September 30, 2011 (through July 14, 2011)	$47.00	$45.00	$26.99	$25.00

The closing price of our common stock on the OTC Bulletin Board on July 14, 2011 was $46.49 per share and the closing price of our warrants on the OTC Bulletin Board on July 14, 2011 was $26.99 per warrant.

As of July 7, 2011, we had 64 holders of record of our common stock, based on information provided by our transfer agent.

As of the date hereof, an aggregate of 7,880,697 shares of our common stock may be purchased upon the exercise of outstanding options, issued upon the exercise of our outstanding warrants and issued upon the conversion of our outstanding shares of 7% preferred stock.

SELLING SECURITY HOLDERS

Pursuant to our obligations under the equity registration rights agreement, we have filed with the SEC a registration statement on Form S-3 under the Securities Act, of which this prospectus forms a part, to register resales of securities that we issued in connection with our emergence from bankruptcy. The securities that we have registered for resale were issued to certain holders of our prepetition senior notes and prepetition senior subordinated notes to raise a portion of the funds we needed to emerge from bankruptcy on May 27, 2010. Up to 15,528,849 shares of our common stock, 760,525 shares of our 7% preferred stock and 1,739,707 of our warrants offered by this prospectus are being registered for sale for the accounts of the selling security holders. The selling security holders acquired the shares of our common stock and 7% preferred stock and warrants (x) on May 27, 2010 pursuant to our rights offering and the commitment agreement backstopping our rights offering, in each case, in accordance with our plan of reorganization in transactions exempt from the registration requirements of the Securities Act or (y) in a subsequent private transfer from a person that received securities pursuant to clause (x) or such person’s transferee.

The securities are being registered to permit public sales of the securities, and the selling security holders may offer those securities held by them for resale from time to time pursuant to this prospectus. However, the selling security holders are under no obligation to sell any of the securities offered pursuant to this prospectus. The selling security holders may also sell, transfer or otherwise dispose of all or a portion of their securities in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those securities. We may from time to time include additional selling security holders in amendments to this prospectus.

All information with respect to security ownership has been furnished by or on behalf of the selling security holders and is as of July 7, 2011. We believe, based on information supplied by the selling security holders and subject to community property laws where applicable, that except as may otherwise be indicated in the footnotes to the table below, each selling security holder has sole voting and dispositive power with respect to the securities reported as beneficially owned by it. Because the selling security holders may sell all, part or none of the securities held by them, no estimates can be given as to the number of securities that will be held by each selling security holder upon termination of any offering made hereby. In addition, the selling security holders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the securities held by them in transactions exempt from the registration requirements of the Securities Act after the date on which it provided the information set forth on the table below. For purposes of the table below, however, we have assumed that after termination of this offering, none of the securities offered by the selling security holders pursuant to this prospectus will be held by the selling security holders.

The following table sets forth the names of the selling security holders, the number of shares of common stock, shares of 7% preferred stock and warrants beneficially owned by them as of July 7, 2011, the number of shares of common stock, shares of our 7% preferred stock and warrants being offered by them, the number of shares of common stock, shares of our 7% preferred stock and warrants each selling security holder will beneficially own if the security holder sells all of the securities being registered and held by it and each selling security holder’s percentage ownership of our total outstanding common stock if all the securities held by the selling security holders are sold. As used in this prospectus, “selling security holders” includes the successors-in-interest, donees, transferees or others who may later hold the selling security holders’ interests.

For a description of any position, office or any other material relationship a selling security holder has had with us or our affiliates during the past three years, see our most recently filed definitive proxy statement and annual report on Form 10-K filed with the SEC and the footnotes to the following table. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

The percentage of our outstanding common stock beneficially owned by the selling security holders after the offering is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of our common stock that may be issued upon the conversion of our outstanding 7% preferred stock or upon the exercise of our outstanding warrants and options, in each case within 60 days of July 7, 2011, are deemed to be outstanding and to be beneficially owned by the person holding such securities for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Selling Security Holder	Number of Shares of Common Stock Owned Prior to Offering(1)	Number of Shares of 7% Preferred Stock Owned Prior to Offering	Number of Warrants Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus(2)	Maximum Number of Shares of 7% Preferred Stock to be Sold Pursuant to this Prospectus	Maximum Number of Warrants to be Sold Pursuant to this Prospectus	Shares of Common Stock Owned After Offering(3)		Shares of 7% Preferred Stock Owned After Offering(3)		Warrants Owned After Offering(3)
							Number(4)	Percent of Class	Number	Percent of Class	Number	Percent of Class
Advanced Series Trust—Core Fixed Income Portfolio(5)	36,469	1,664	6,262	41,532	1,664	6,262	11,813	*	—	—	—	—
American Funds Insurance Series, Asset Allocation Fund(6)	123,234	19,937	38,220	139,847	—	38,220	107,152	*	19,937	1.9%	—	—
American Funds Insurance Series, Global Bond Fund(6)	4,134	—	289	3,729	—	289	694	*	—	—	—	—
American Funds Insurance Series, High Income Bond Fund(6)	62,139	4,987	11,422	59,017	—	11,422	35,942	*	4,987	*	—	—
American High Income Trust(6)	1,224,685	99,687	195,965	761,892	—	195,965	1,086,494	4.1%	99,687	9.49%	—	—
Amundi Alternative Advent Global Op Master Fund(7)	3,454	—	—	3,454	—	—	—	—	—	—	—	—
APG Fixed Income Credits Pool(8)	174,199	—	11,583	146,400	—	—	39,382	*	—	—	11,583	*
Armory Master Fund, Ltd.(9)	113,747	—	—	113,747	—	—	—	—	—	—	—	—
AST Capital Trust Co. Collective Investment Trust—DCM High Yield Bond Fund(10)	1,044	—	69	878	—	—	235	*	—	—	69	*
Aviary Associates LP(11)	47,474	—	3,474	40,780	—	—	10,168	*	—	—	3,474	*
Barclays Bank PLC(12)	—	147,066	—	545,213	127,066	—	85,816	*	20,000	1.9%	—	—
Barclays Capital Inc.(12)	—	—	291,310	—	—	—	—	—	—	—	291,310	12.0%
Brownstone Investment Group LLC(13)	13,754	—	—	13,754	—	—	—	—	—	—	—	—
California Public Employees Retirement System (CalPERS)(14)	73,200	—	—	73,200	—	—	—	—	—	—	—	—
Capital World Bond Fund, Inc.(6)	40,522	—	2,837	36,549	—	2,837	6,810	*	—	—	—	—
Credit Renaissance Fund, Ltd(15)	52,259	—	3,474	43,920	—	—	11,813	*	—	—	3,474	*
DuPont Pension Trust(10)	42,503	—	2,825	35,721	—	—	9,607	*	—	—	2,825	*

Name of Selling Security Holder	Number of Shares of Common Stock Owned Prior to Offering(1)	Number of Shares of 7% Preferred Stock Owned Prior to Offering	Number of Warrants Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus(2)	Maximum Number of Shares of 7% Preferred Stock to be Sold Pursuant to this Prospectus	Maximum Number of Warrants to be Sold Pursuant to this Prospectus	Shares of Common Stock Owned After Offering(3)		Shares of 7% Preferred Stock Owned After Offering(3)		Warrants Owned After Offering(3)
							Number(4)	Percent of Class	Number	Percent of Class	Number	Percent of Class
Event Driven, A Series of Underlying Funds Trust(16)	34,839	—	—	29,280	—	—	5,559	*	—	—	—	—
Future Fund Board of Guardians(17)	40,069	15,562	24,498	131,340	15,562	24,498	—	—	—	—	—	—
HFR RVA Advent Global Opportunity Master Trust(7)	10,897	—	2,566	13,463	—	2,566	—	—	—	—	—	—
Lerner Enterprises, LLC(17)	34,293	3,878	7,263	58,196	3,878	7,263	—	—	—	—	—	—
Lord Abbett Bond-Debenture Fund, Inc.(5)	752,939	22,172	83,503	820,378	22,172	83,503	157,532	*	—	—	—	—
Lord Abbett Investment Trust—Lord Abbett High Yield Fund(5)	112,940	3,327	12,524	123,060	3,327	12,524	23,628	*	—	—	—	—
Lord Abbett Research Fund, Inc.—Lord Abbett Capital Structure Fund(5)	131,763	3,880	14,613	143,565	3,880	14,613	27,567	*	—	—	—	—
Lord Abbett Series Fund, Inc.—Bond Debenture Portfolio(5)	22,587	665	2,504	24,609	665	2,504	4,724	*	—	—	—	—
Lord Abbett Series Fund, Inc.—Capital Structure Portfolio(5)	3,764	112	417	4,107	112	417	786	*	—	—	—	—
Lyxor/Advent Global Opportunity Fund Ltd.(7)	4,936	—	—	4,936	—	—	—	—	—	—	—	—
MET Investors Series Trust—Lord Abbett Bond Debenture Portfolio(5)	188,233	5,543	20,875	205,093	5,543	20,875	39,382	*	—	—	—	—
MHAM US Income Open(5)	90,634	1,497	8,145	61,885	1,497	8,145	48,953	*	—	—	—	—
Mizuho US High Yield Open(5)	198,742	3,160	17,196	122,203	3,160	17,196	119,193	*	—	—	—	—
Mulé Associates, LLC(18)	50,000	—	50,000	100,000	—	50,000	—	—	—	—	—	—
Oak Hill Credit Alpha Master Fund, L.P.(17)	574,304	—	28,913	603,217	—	28,913	—	—	—	—	—	—

Name of Selling Security Holder	Number of Shares of Common Stock Owned Prior to Offering(1)	Number of Shares of 7% Preferred Stock Owned Prior to Offering	Number of Warrants Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus(2)	Maximum Number of Shares of 7% Preferred Stock to be Sold Pursuant to this Prospectus	Maximum Number of Warrants to be Sold Pursuant to this Prospectus	Shares of Common Stock Owned After Offering(3)		Shares of 7% Preferred Stock Owned After Offering(3)		Warrants Owned After Offering(3)
							Number(4)	Percent of Class	Number	Percent of Class	Number	Percent of Class
Oak Hill Credit Opportunities Financing, Ltd.(17)	476,630	56,133	99,604	817,089	56,133	99,604	—	—	—	—	—	—
OHA Strategic Credit Fund, L.P.(17)	188,568	—	8,191	196,759	—	8,191	—	—	—	—	—	—
OHA Strategic Credit Master Fund II, L.P.(17)	48,795	18,951	29,834	159,944	18,951	29,834	—	—	—	—	—	—
OHA Strategic Credit Master Fund, L.P.(17)	174,989	67,249	102,392	565,932	67,249	102,392	—	—	—	—	—	—
OHA Strategic Credit Master Fund (Parallel II), L.P.(17)	828,128	—	35,866	863,994	—	35,866	—	—	—	—	—	—
OHA Strategic Credit Fund (Parallel I), L.P.(17)	75,065	—	3,252	78,317	—	3,252	—	—	—	—	—	—
OHSF Financing, Ltd.(17)	23,538	—	1,130	24,668	—	1,130	—	—	—	—	—	—
OHSF II Financing, Ltd.(17)	285,486	87,445	138,153	798,847	87,445	138,153	—	—	—	—	—	—
Pollux Holdings LP(5)	2,824	83	312	3,075	83	312	590	*	—	—	—	—
Robert Brian Crews	227	—	67	200	—	—	94	*	—	—	67	*
SG Aurora Master Fund L.P.(19)	35,281	—	—	35,281	—	—	—	—	—	—	—	—
Silver Point Capital Fund, L.P.(18)	931,584	74,260	159,015	1,409,233	74,260	159,015	—	—	—	—	—	—
Silver Point Capital Offshore Master Fund, L.P.(18)	2,242,755	173,272	375,369	3,361,597	173,272	375,369	—	—	—	—	—	—
Simran Pre-Event Driven Activist Opportunity Master Fund LTD(20)	15,994	—	1,158	15,798	—	1,158	1,354	*	—	—	—	—
TCW Shared Opportunity Fund IV, L.P.(21)	151,007	9,038	23,892	213,679	9,038	23,892	—	—	—	—	—	—
TCW Shared Opportunity Fund IVB, L.P.(21)	31,046	1,843	10,888	49,842	1,843	10,888	—	—	—	—	—	—
TCW Shared Opportunity Fund V, L.P.(21)	534,867	31,955	84,538	756,517	31,955	84,538	—	—	—	—	—	—

Name of Selling Security Holder	Number of Shares of Common Stock Owned Prior to Offering(1)	Number of Shares of 7% Preferred Stock Owned Prior to Offering	Number of Warrants Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus(2)	Maximum Number of Shares of 7% Preferred Stock to be Sold Pursuant to this Prospectus	Maximum Number of Warrants to be Sold Pursuant to this Prospectus	Shares of Common Stock Owned After Offering(3)		Shares of 7% Preferred Stock Owned After Offering(3)		Warrants Owned After Offering(3)
							Number(4)	Percent of Class	Number	Percent of Class	Number	Percent of Class
TD High Yield Bond Fund(22)	522,794	41,666	105,326	803,501	41,666	105,326	3,399	*	—	—	—	—
The Advent Global Opportunity Master Fund(7)	8,034	—	2,066	10,100	—	2,066	—	—	—	—	—	—
The Income Fund of America, Inc.(6)	586,012	—	—	—	—	—	586,012	2.2%	—	—	—	—
UBS Securities, LLC(23)	487,197	10,104	30,709	544,509	10,104	30,709	16,751	*	—	—	—	—
Värde Investment Partners, L.P.(24)	315,000	—	—	315,000	—	—	—	—	—	—	—	—

*	Less than 1% of class.
(1)	Does not include shares of common stock issuable upon the conversion of 7% preferred stock and exercise of warrants owned by the selling security holders.
(2)	Includes shares of common stock issuable upon the conversion of 7% preferred stock and exercise of warrants offered by the selling security holders.
(3)	Represents the amount of securities that will be held by the selling security holders after completion of this offering based on the assumptions that (a) all securities registered for sale by the registration statement of which this prospectus forms a part will be sold and (b) that no other securities are acquired or sold by the selling security holders prior to completion of this offering. However, the selling security holders may sell all, some or none of the securities offered pursuant to this prospectus and may sell other securities that they may own pursuant to another registration statement under the Securities Act or sell some or all of their securities pursuant to an exemption from the registration provisions of the Securities Act.
(4)	Includes shares of common stock issuable upon the conversion of 7% preferred stock and exercise of warrants beneficially owned by selling security holders after completion of the offering.
(5)	Lord, Abbett & Co. LLC, as investment advisor, has sole voting and investment power over the securities owned by the selling security holder. Funds and accounts managed by Lord, Abbett & Co. LLC are among the Backstop Parties.
(6)	Capital Research and Management Company, as investment adviser, has sole voting and investment power over the securities owned by the selling security holder. For purposes of the reporting requirements of the Exchange Act, Capital Research and Management Company may be deemed to be the beneficial owner of all of the securities held by the selling security holder. Capital Research and Management Company, however, expressly disclaims that it is, in fact, the beneficial owner of such securities. Certain funds and accounts managed by Capital Research and Management Company are among the Backstop Parties.
(7)	Advent Capital Management, LLC is the investment manager of the selling security holder and has sole voting and investment power over the securities being offered.
(8)	APG Asset Management US Inc. is the agent for the selling security holder and has sole voting and investment power over the securities owned by the selling security holder.
(9)	Armory Advisors LLC is the Investment Manager of the selling security holder. Jay Burnham, the Manager of Armory Advisors LLC, has sole voting and investment power over the securities owned by the selling security holder.
(10)	State Street Corp., as Trustee, and DuPont Capital Management Corp. share voting power over the securities owned by DuPont Pension Trust. Wilmington Trust, as Trustee, and DuPont Capital Management Corp. share voting power over the securities owned by AST Capital Trust Co. Collective Investment Trust—DCM High Yield Bond Fund. DuPont Capital Management Corp. has sole investment power over the securities owned by the selling security holder.
(11)	Steven C. Taub and Ira S. Taub, the managing members of IST, LLC, the general partner of the selling security holder, share voting and investment power over the securities owned by the selling security holder.

(12)	Barclays Capital Inc. is an indirectly, wholly-owned subsidiary of Barclays Bank PLC. Barclays Capital Inc. acted as joint lead arranger and bookrunner for our senior ABL facility, and Barclays Bank PLC acts as a lender under our senior ABL facility. Barclays Capital Inc. acted as a joint book-running manager and an initial purchaser of our senior notes. Funds and accounts managed by Barclays Bank PLC are among the Backstop Parties.
(13)	Douglas B. Lowey, the Managing Member of the selling security holder, has sole voting and investment power over the securities owned by the selling security holder.
(14)	Jim Kourkoulakos, as Portfolio Manager of the selling security holder, has sole voting and investment power over the securities owned by the selling security holder.
(15)	Steven G. Edersheim and Julian C. Schroeder share voting and investment power over the securities owned by the selling security holder.
(16)	Hatteras Alternative Mutual Funds, LLP is the investment advisor to the selling security holder and certain of its affiliates and principals, either directly or indirectly, exercise voting and investment power over the securities held by the selling security holder.
(17)	Oak Hill Advisors, L.P. (“OHA”) is the investment advisor to the selling security holder and certain of its affiliates and principals, either directly or indirectly, exercise voting and dispositive power over the securities being registered. OHA and its affiliates and principals disclaim beneficial ownership of the securities being registered, except to the extent of their direct pecuniary interest therein. Funds and accounts managed by OHA are among the Backstop Parties.
(18)	Edward A. Mulé, co-founder and partner of Silver Point Capital, L.P., has sole voting and investment power over the securities owned by Mulé Associates, LLC. Edward A. Mulé and Robert J. O’Shea share voting and investment power over the securities owned by Silver Point Capital Fund, L.P. and Silver Point Capital Offshore Master Fund, L.P. Certain funds and accounts managed by Silver Point Capital, L.P. are among the Backstop Parties.
(19)	Christopher Testa and Sheldon Goldman share voting and investment power over the securities owned by the selling security holder.
(20)	Shawn Groves and Mesh Tandon share voting and investment power over the securities owned by the selling security holder.
(21)	The investment adviser to the selling security holder is TCW Asset Management Company, an SEC-registered investment adviser, which has dispositive and voting power with respect to the securities held by the funds it advises.
(22)	TD Asset Management, Inc., as Trustee and Manager of the selling security holder, has sole voting and investment power over the securities owned by the selling security holder. Funds and accounts managed by TD Asset Management, Inc. are among the Backstop Parties.
(23)	The selling security holder acted as a joint book-running manager and an initial purchaser of our senior notes, co-documentation agent under our prepetition credit facility, co-syndication agent and co-arranger under our debtor-in-possession facility and joint lead arranger and bookrunner under our senior ABL facility. Jeff Teach, Daniel Frommer, Gregory Cass and David Cooperman share voting and investment power over the securities owned by the selling security holder.
(24)	Värde Management, L.P. is the investment advisor to the selling security holder and certain of its affiliates and has the ability to exercise voting and investment power over the securities being registered.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

We have the authority to issue a total of 200,000,000 shares of capital stock, consisting of 190,000,000 shares of common stock and 10,000,000 shares of preferred stock. We have designated 2,000,000 shares of our authorized preferred stock as “7% cumulative participating convertible preferred stock.” All of our issued and outstanding shares of common stock and 7% preferred stock are validly issued, fully paid and non-assessable.

Common Stock

As of July 7, 2011, 18,343,725 shares of our common stock were issued and outstanding. As of such date, 4,508,692 shares of our common stock were issuable upon conversion of our issued and outstanding 7% preferred stock and 2,419,753 shares of our common stock were issuable upon exercise of our issued and outstanding warrants.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of our 7% preferred stock and any other series of our preferred stock which we may designate and issue in the future.

Voting rights

Holders of shares of common stock are entitled to one vote for each share on each matter properly submitted to our stockholders on which holders of common stock are entitled to vote. Except as otherwise provided by law, the holders of 7% preferred stock are entitled to vote (on an “as-converted” basis), together with holders of shares of common stock as one class, on all matters upon which holders of common stock have a right to vote. The holders of common stock and 7% preferred stock do not have cumulative voting rights.

Dividend rights

Subject to limitations under the DGCL and to the rights of holders of any outstanding series of preferred stock, the holders of shares of common stock are entitled to receive ratably dividends and other distributions when, as and if declared by our board of directors out of assets or funds legally available therefor. However, for so long as any shares of 7% preferred stock are outstanding, dividends may not be declared or paid on common stock (unless paid in common stock) unless (i) the full cumulative preferred dividends on the 7% preferred stock have been paid (in cash or “in-kind” with additional shares of 7% preferred stock (“additional preferred shares”)) and, in the case of a cash dividend, we have redeemed all additional preferred shares tendered to the Company pursuant to an offer to purchase such additional preferred shares required to be made by the Company as a condition to paying any such cash dividend and (ii) holders of 7% preferred stock simultaneously receive their participating dividend on an “as-converted” basis.

Liquidation rights

In the event of the liquidation, dissolution or winding-up of the Company, holders of common stock are entitled to share ratably in proportion to their shareholding in our assets, if any, remaining after the payment of all our debts and liabilities, subject to any liquidation preference of any outstanding series of preferred stock, including the 7% preferred stock.

Other rights

Holders of common stock are not entitled to preemptive rights, and no redemption or sinking fund provisions are applicable to common stock. Shares of our common stock are not convertible. All outstanding shares of common stock are, and any shares of common stock to be issued upon the conversion of the 7% preferred stock or exercise of warrants will be, fully paid and non-assessable.

Warrants to Purchase Common Stock

An aggregate of 2,419,753 warrants have been issued and 2,419,753 shares of common stock are issuable upon exercise of the warrants. The warrants are exercisable into shares of common stock at an exercise price of $27.33 per share (subject to adjustment in accordance with anti-dilution protections) or on a cashless basis whereby for each warrant exercised its holder will receive a number of shares of common stock equal to (i) the closing sale price (as defined in the Warrant Agreement (the “warrant agreement”) that the Company entered into with Computershare Inc. and Computershare Trust Company, N.A. on May 27, 2010) minus the exercise price (in each case as of the exercise date) divided by (ii) such closing sale price. The warrants may be exercised at any time prior to the close of business on November 27, 2017.

The warrants are subject to certain anti-dilution protection. The warrant exercise price and the number of shares issuable upon exercise of the warrants are subject to adjustment upon certain events with respect to the common stock, including: subdivisions, combinations or reclassifications of shares of common stock; stock dividends; certain distributions of securities, cash or other property; certain tender or exchange offers; shareholder rights plans; and certain issuances of common stock or securities convertible into or exchangeable or exercisable for common stock. Warrant holders do not have the rights or privileges of holders of common stock, including voting rights, until they exercise their warrants and receive shares of common stock.

No fractional shares will be issued upon exercise of warrants. If a holder exercises warrants and would be entitled to receive a fractional interest of a share, we will pay cash valued at the closing sale price of the common stock on the exercise date. The warrants are not redeemable.

The foregoing description of the warrants and the warrant agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the warrant agreement, a copy of which is filed as exhibit to the registration statement of which this prospectus is a part.

7% Preferred Stock

As of July 7, 2011, 1,050,784 shares of 7% preferred stock were issued and outstanding, including 10,780 additional preferred shares issued in the form of “in-kind” dividends.

The following is a summary of material terms of the 7% preferred stock, contained in the certificate of designations for the 7% preferred stock. This summary description is qualified in its entirety by reference to the full text of the certificate of designations for the 7% preferred stock, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Ranking

The 7% preferred stock ranks senior to the common stock and all other classes or series of our capital stock, except for any other class or series, the terms of which expressly provide that it ranks on a parity with the 7% preferred stock with respect to preferred dividend rights, rights of redemption and rights upon liquidation, dissolution or winding-up of the Company (“junior securities”).

Liquidation rights

In the event of the Company’s liquidation, dissolution or winding-up, holders of 7% preferred stock are entitled to priority in payments from us in an amount per share of 7% preferred stock equal to the greater of (x) the stated value of the 7% preferred stock (currently one hundred dollars, subject to adjustments for any stock split or combination or similar recapitalization of the 7% preferred stock) (the “stated value”) plus accrued and unpaid cumulative preferred dividends and (y) the amount such share of 7% preferred stock would be entitled to receive pursuant to such liquidation, dissolution or winding-up if such share had been converted into shares of common stock.

Dividend rights

Holders of 7% preferred stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for the payment of dividends, cumulative preferred cash dividends at the rate of 7% per annum on the sum of (x) the stated value and (y) all accrued and unpaid dividends for all past dividend periods. Dividends are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. We may, at our option, pay preferred dividends “in-kind” with additional preferred shares; provided that all accrued and unpaid dividends for all past dividend periods have been declared and paid in full (whether in cash or in-kind). In addition to the cumulative preferred dividends, holders of shares of 7% preferred stock are entitled to receive dividends and distributions (other than distributions payable in common stock) to the same extent, on the same basis and at the same time as dividends and distributions with respect to the common stock determined, when, as and if declared by our board of directors, out of funds legally available therefor, in accordance with the number of shares of common stock issuable upon conversion of the 7% preferred stock at the time such dividend is declared (each, a “participating dividend”).

For so long as any shares of 7% preferred stock are outstanding, dividends may not be declared or paid on any junior security (unless paid in a junior security, and, in the case of common stock, unless paid in common stock) and we may not acquire any junior security unless the full cumulative preferred dividends on the 7% preferred stock have been paid (in cash or additional preferred shares) and, in the case of a cash dividend on or cash acquisition of any junior security, unless we have redeemed all additional preferred shares tendered to the Company pursuant to an offer to purchase such additional preferred shares required to be made by the Company as a condition to such cash dividend or acquisition. We also may not declare or pay any dividend or make any distribution on our common stock unless the holders of 7% preferred stock simultaneously receive their participating dividend.

Conversion rights

Conversion at the option of holders

Shares of 7% preferred stock are convertible at any time and from time to time into shares of common stock at the option of the holders. The initial and current conversion price of the 7% preferred stock is $23.30574 per share of common stock, subject to adjustment upon certain events with respect to the common stock, including: dividends and distributions on the common stock payable in common stock; subdivisions, splits, combinations and reclassifications of common stock; certain tender or exchange offers; rights plans; reorganizations where the common stock is converted into or exchanged for securities, cash or other property; and certain issuances of common stock or securities convertible into or exchangeable or exercisable for common stock. The number of shares of common stock deliverable upon conversion is equal to the number obtained by dividing (i) the sum of the stated value and all accrued and unpaid cumulative preferred dividends by (ii) the conversion price.

Conversion at the option of the Company

We may cause the conversion of some or all of the 7% preferred stock into the number of shares of common stock as provided in the preceding paragraph, at any time on or after May 27, 2013 if (i) the closing sale price of the common stock exceeded 155% of the conversion price for each of 30 consecutive trading days within the 45-day period prior to the notification by us to the holders of the 7% preferred stock of our exercise of the conversion right, (ii) the common stock has been listed on the NYSE or NASDAQ and has been registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (iii) a registration statement covering resales of the common stock issuable upon conversion of the 7% preferred stock has been declared effective prior to the date of the conversion notice and will remain available for resales for at least 60 days after the conversion date, subject to certain exceptions.

Conversion upon an initial public offering

We may cause the conversion of all shares of 7% preferred stock into shares of common stock immediately prior to the consummation of an underwritten initial public offering of the common stock if (i) the holders of two-thirds of the then outstanding shares of 7% preferred stock approve the conversion and (ii) the common stock has been listed on the NYSE or NASDAQ and has been registered pursuant to Section 12 of the Exchange Act.

Conversion upon the occurrence of certain transactions

In the event of a “cash transaction” (as defined below), we may, at our option, cause all of the shares of 7% preferred stock to be converted in the cash transaction into a cash amount per share (the “cash transaction value”) equal to the greater of (i) in the case of a cash transaction that occurs (A) on or after May 27, 2011 and prior to May 27, 2015, the sum of the stated value plus accrued and unpaid cumulative preferred dividends to the date of the consummation of the cash transaction (the “consummation date”) multiplied by 1.125 and (B) thereafter, the sum of the stated value plus accrued and unpaid cumulative preferred dividends to the consummation date and (ii) the conversion value of a share of the 7% preferred stock as of the consummation date (the product of the closing sale price of the common stock times the number of shares of common stock into which a share of 7% preferred stock is convertible into, in each case as of the consummation date). “Cash transaction” means a merger, consolidation, share exchange or other similar transaction or a sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of the Company’s consolidated assets in which all of the common stock is converted into the right to receive cash.

Redemption rights

Redemption rights upon the occurrence of certain transactions

On or within 30 days after receipt of a notice from us of certain events that constitute a change of control (as defined in the certificate of designations for our 7% preferred stock) or involve a cash transaction have occurred, the holders of 7% preferred stock may require us to redeem all or a portion of their 7% preferred stock at a cash price per share equal to the greater of (x) the stated value plus accrued and unpaid cumulative preferred dividends or (y) the value of the shares of the common stock into which a share of 7% preferred stock is convertible on the second trading day prior to the redemption date (based on the closing sale price of the common stock on such trading date). If a cash transaction occurs prior to May 27, 2015, holders of 7% preferred stock will be entitled to receive (instead of the cash price specified in the preceding sentence) a cash price per share equal to the greater of (i) the cash transaction value and (ii) the conversion value of the 7% preferred stock as of the consummation date.

Redemption at the option of the Company

From and after May 27, 2016, we may, at our option, redeem shares of 7% preferred stock at any time, in whole or in part, at a cash price per share equal to the greater of (x) the sum of the stated value plus accrued and unpaid cumulative preferred dividends to the redemption date (which sum will be multiplied by 1.125 if the redemption occurs prior to May 27, 2017) (the “redemption value”) and (y) 75% of the conversion value of the 7% preferred stock as of the second trading day prior to the redemption date. If 75% of the conversion value of the 7% preferred stock exceeds the redemption value (the amount of such excess being referred to as the “excess value”), we have the right to redeem the shares of 7% preferred stock by paying an amount in cash equal to the redemption value and issuing such number of shares of common stock equal to the excess value. We may not exercise our optional redemption right unless a registration statement covering resales of the common stock issuable upon conversion of the 7% preferred stock has been declared effective prior to the date of the redemption notice and will continue to be effective and available for resales for at least 60 days after the redemption date, subject to certain exceptions. In addition, in order for the us to exercise our optional redemption right, all cumulative preferred dividends and all participating dividends must have been paid for all past dividend periods.

Voting rights

Each share of 7% preferred stock carries one vote for each share of common stock into which such share of 7% preferred stock may be converted on the record date for the determination of the stockholders entitled to vote and will be entitled to vote on any matter upon which shares of the common stock are entitled to vote, voting together with the common stock and not as a separate class. In addition, the holders of two-thirds of the outstanding 7% preferred stock are required to approve certain actions, including:

•	changes to our certificate of incorporation or the certificate of designations for the 7% preferred stock that are adverse to the rights or powers of the 7% preferred stock;

•

changes to the 7% preferred stock (whether by merger, consolidation, reclassification or otherwise) into cash, securities or other property; except in accordance with the certificate of designations or, in the case of a merger or consolidation involving the Company in which it is not the surviving entity, the 7% preferred stock may be exchanged for an equivalent number of shares of preferred stock of the surviving or resulting entity with substantially the same terms as the 7% preferred stock;

•

any issuance of shares of 7% preferred stock (other than additional preferred shares issued as “in-kind” dividends); provided, however, that any issuance of shares of 7% preferred stock that are not offered to the existing holders of 7% preferred stock on a pro rata basis relative to their holdings on the same terms as offered to other participants in the issuance shall require the approval of each holder of 7% preferred stock;

•

the creation, authorization, issuance or increase in the authorized amount of any equity security that ranks equally with or senior to the 7% preferred stock with respect to dividend rights, rights of redemption or rights of liquidation, dissolution or winding-up of the Company; and

•	the conversion of the shares of 7% preferred stock into shares of common stock immediately prior to the consummation an underwritten initial public offering.

Transfer Agent

Our transfer agent is Computershare Trust Company, N.A.

Section 203 of the Delaware General Corporation Law Does Not Apply

We are not governed by Section 203 of the DGCL. Section 203 of the DGCL provides that an “interested stockholder” (a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the outstanding voting stock of a corporation) may not engage in business combinations (such as mergers, consolidations, asset sales and other transactions in which an interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders) with the corporation for a period of three years after the date on which the person became an interested stockholder unless: (i) prior to such time, the corporation’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s outstanding voting stock at the time the transaction commenced; or (iii) at or after the time a person became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law

Certain provisions that are included in our certificate of incorporation and bylaws, which are summarized in the following paragraphs, and applicable provisions of the DGCL, may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company or changing our board of directors and management. In addition, provisions of our certificate of incorporation and bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder’s best interest, including those attempts that might result in a premium over the market price of the shares held by our stockholders.

Blank check preferred

Our board of directors is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to establish the number of shares to be included in each series and to fix the voting powers, if any, designations, powers, preferences and relative, participating, optional and other special rights, if any, of each series and the qualifications, limitations and restrictions thereof. We may issue our preferred stock in ways that may delay, deter or prevent a change in control of the Company without further action by our stockholders and may affect the voting and other rights of the holders of our common stock. The issuance of our preferred stock with voting and conversion rights also may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. Our board of directors may issue, or reserve for issuance, any series of preferred stock to be used in connection with a “poison pill” or similar “shareholder rights plan” which, if implemented, may delay, deter or prevent a change in control of the Company.

7% preferred stock

The rights of holders of our 7% preferred stock to require us to redeem all or a portion of their 7% preferred stock upon the occurrence of certain events that constitute a change of control or involve a cash transaction could have the effect of discouraging third parties from pursuing certain transactions with us, which may other wise be in the best interest of our stockholders. See “Description of Capital Stock—7% Preferred Stock—Redemption rights—Redemption rights upon the occurrence of certain transactions.”

Directors, not stockholders, fix the size of our board of directors

Our certificate of incorporation provides that the number of directors on our board of directors is initially seven and shall be fixed from time to time by our board of directors.

Remaining directors, not stockholders, fill board vacancies

Newly created directorships resulting from any increase in our authorized number of directors and vacancies in our board of directors resulting from death, resignation, retirement, disqualification or removal from office may be filled solely by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders).

Calling of special meetings of stockholders

Our certificate of incorporation provides that special meetings of our stockholders: (i) may be called by the chairman of the board, the chief executive officer, or any member of the board of directors pursuant to a resolution adopted by a majority of our board of directors; and (ii) must be called by the secretary at the written request (a “special meeting request”) of the holders of record of at least 20% of the voting power of the outstanding stock entitled to vote on the matter or matters to be brought before the proposed special meeting.

Stockholder action by written consent permitted in only limited circumstances

The DGCL permits stockholder action by written consent unless otherwise provided by a corporation’s certificate of incorporation. Our certificate of incorporation provides that our stockholders may not act by written consent, unless the action by written consent of the stockholders is approved in advance by a resolution of our board of directors or except as expressly provided by the terms of any series of preferred stock.

Advance notice requirements for stockholder proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals. Stockholders will only be able to consider proposals at an annual meeting that are specified in the notice of meeting or brought before the annual meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. In order to bring business before an annual meeting, a stockholder’s notice must be received by the secretary of the Company at our principal executive offices not later than 90 calendar days or earlier than 120 calendar days before the first anniversary of the previous year’s annual meeting of stockholders, subject to certain exceptions contained in our bylaws. If the date of the applicable annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by a stockholder to be timely must be so received not earlier than 120 calendar days and not later than 90 calendar days before the date of such annual meeting or the tenth day following the date on which public announcement of the date of the annual meeting is first made by the Company. The adjournment or postponement of an annual meeting or the public announcement thereof does not commence a new time period for the giving of a stockholder’s notice as described above.

Under our bylaws, the business transacted at any special meeting is limited to those matters stated (i) in the notice of such special meeting and (ii) if applicable, in the special meeting request. In the case of a special meeting called due to a special meeting request, a stockholder proper notice to our secretary must be received not later than 15 days prior to the meeting.

Advance notice requirements for director nominations

Our bylaws establish advance notice procedures with respect to stockholder nomination of candidates for election as directors (other than as may be provided by the terms of any series of preferred stock with respect to the rights of holders of such series of preferred stock to elect directors). Stockholders will only be able to consider nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. In order to nominate directors to our board of directors at an annual meeting, a stockholder’s notice must be received by the secretary of the Company at our principal executive offices not later than 90 calendar days or earlier than 120 calendar days before the first anniversary of the previous year’s annual meeting of stockholders, subject to certain exceptions contained in our bylaws. If the date of the applicable annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by a stockholder to be timely must be so received not earlier than 120 calendar days and not later than 90 calendar days before the date of such annual meeting or the tenth day following the date on which public announcement of the date of the annual meeting is first made by the Company. Notwithstanding the foregoing, if the number of directors to be elected to our board of directors at an annual meeting is greater than the number of nominees of the Company and there is no public announcement by us of a decrease in the size of the board of directors at the time notice of the meeting is given to stockholders, a stockholder’s notice shall be timely (but only with respect to the directorships for which the Company has not provided nominees) if proper notice is received not later than 10 days following the date that the notice of the meeting was given by us.

In order to nominate directors at a special meeting of stockholders called for the purpose of electing directors, a stockholder’s notice must be received by the secretary of the Company at our principal executive offices not earlier than 120 calendar days and not later than 90 calendar days before the date of the special meeting or the tenth day following the date on which public announcement of the date of the special meeting is first made by the Company. In the case of a special meeting of stockholders called due to a special meeting request for the purpose of electing directors, proper notice must be received not later than 15 days prior to the meeting.

The adjournment or postponement of an annual meeting or special meeting or the public announcement thereof does not commence a new time period for the giving of a stockholder’s notice as described above.

Amendments to certificate of incorporation

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation provides that the following provisions may be amended or repealed by our stockholders only by a vote of at least two-thirds of the voting power of all then outstanding shares of our stock entitled to vote generally in the election of directors, voting together as a single class:

•	the number, election and terms of the directors;

•	the ability of our board of directors to fill vacancies on the board;

•	the removal of directors;

•	the rights of the holders of preferred stock to elect directors;

•	the power of our board of directors to adopt, amend, alter or repeal the bylaws;

•	the limitation on stockholder action by written consent;

•	the limitation and notice requirements for special meetings; and

•	the amendment provision requiring that the above provisions be amended only with a two-thirds supermajority vote of our stockholders.

Limitations on directors’ and officers’ liability

Our certificate of incorporation contains a provision eliminating the personal liability of our directors to the Company or any of our stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. Our certificate of incorporation and our bylaws also contain provisions generally providing for indemnification and prepayment of expenses to our directors and officers to the fullest extent permitted by applicable law.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior ABL Facility

On the date of our emergence from bankruptcy, the Company, CSA U.S. (the “U.S. Borrower”), CSA Canada (the “Canadian Borrower” and, together with the U.S. Borrower, the “Borrowers”), and certain subsidiaries of the U.S. Borrower entered into our senior ABL facility with certain lenders, Bank of America, N.A., as agent (the “Agent”), for such lenders, Deutsche Bank Trust Company Americas, as syndication agent, and Banc of America Securities LLC, Deutsche Bank Securities Inc., UBS Securities LLC and Barclays Capital, as joint lead arrangers and bookrunners. This description is qualified in its entirety by reference to the complete text of the credit agreement governing our senior ABL facility, which is included as an exhibit to the registration statement of which this prospectus is a part.

General

Our senior ABL facility provides for an aggregate revolving loan availability of up to $125 million, subject to borrowing base availability, including a $45 million letter of credit sub-facility and a $20 million swing line sub-facility. Our senior ABL facility also provides for an uncommitted $25 million incremental loan facility, for a potential total senior ABL facility of $150 million (if requested by the Borrowers and the lenders agree to fund such increase). No consent of any lender (other than those participating in the increase) is required to effect any such increase.

Maturity

Any borrowings under our senior ABL facility will mature, and the commitments of the lenders under our senior ABL facility will terminate, on May 27, 2014.

Use of proceeds

Borrowings under our senior ABL facility may be used by the Borrowers to pay certain unsecured claims, administrative expenses and administrative claims as contemplated by our plan of reorganization, to issue commercial and standby letters of credit, to finance ongoing working capital needs and for general corporate purposes.

Borrowing base

Loan (and letter of credit) availability under our senior ABL facility is subject to a borrowing base, which at any time is limited to the lesser of: (A) the maximum facility amount (subject to certain adjustments) and (B) (i) up to 85% of eligible accounts receivable; plus (ii) up to the lesser of 70% of eligible inventory or 85% of the appraised net orderly liquidation value of eligible inventory; minus reserves established by the Agent. The accounts receivable portion of the borrowing base is subject to certain formulaic limitations (including concentration limits). The inventory portion of the borrowing base is limited to eligible inventory, as determined by an independent appraisal. The borrowing base is also subject to certain reserves, which are established by the Agent (which may include changes to the advance rates indicated above). Loan availability under our senior ABL facility is apportioned, as follows: $100 million to the U.S. Borrower and $25 million to the Canadian Borrower.

Guarantees; security

The obligations of the U.S. Borrower under our senior ABL facility and cash management arrangements and interest rate, foreign currency or commodity swaps entered into by us, in each case with the lenders and their affiliates (collectively, additional “ABL secured obligations”) are guaranteed on a senior secured basis by us and all of our U.S. subsidiaries (other than CS Automotive LLC), and the obligations of the Canadian Borrower under our senior ABL facility and additional ABL secured obligations of the Canadian Borrower and its Canadian subsidiaries are guaranteed on a senior secured basis by us, all of the Canadian subsidiaries of the Canadian Borrower and all of our U.S. subsidiaries. The U.S. Borrower guarantees the additional ABL secured obligations of its subsidiaries and the Canadian Borrower guarantees the additional ABL secured obligations of its Canadian subsidiaries. The obligations under our senior ABL facility and related guarantees are secured by a first priority lien on all of each Borrower’s and each guarantor’s existing and future personal property consisting of accounts receivable, payment intangibles, inventory, documents, instruments, chattel paper, letters of credit, commercial tort claims and investment property, certain money, deposit accounts and securities accounts and certain related assets and proceeds of the foregoing.

Interest

Borrowings under our senior ABL facility bear interest at a rate equal to, at the Borrowers’ option:

•	in the case of borrowings by the U.S. Borrower, LIBOR or the base rate plus, in each case, an applicable margin; or

•	in the case of borrowings by the Canadian Borrower, BA rate, Canadian prime rate or Canadian base rate plus, in each case, an applicable margin.

The applicable margin may vary between 3.25% and 3.75% with respect to the LIBOR or bankers’ acceptance, or BA, based borrowings and between 2.25% and 2.75% with respect to base rate, Canadian prime rate and Canadian base rate borrowings. The applicable margin is subject, in each case, to quarterly performance pricing adjustments based on usage over the immediately preceding quarter commencing six months after the closing date.

Fees

In addition to paying interest on outstanding principal under our senior ABL facility, the Borrowers are required to pay a fee in respect of committed but unutilized commitments equal to 0.50% per annum when usage of our senior ABL facility (as apportioned between the U.S. and Canadian facilities) is greater than 50% and 0.75% per annum when usage of our senior ABL facility is equal to or less than 50%. The Borrowers are also required to pay a fee on outstanding letters of credit under our senior ABL facility at a rate equal to the applicable margin in respect of LIBOR and BA-based borrowings plus a fronting fee at a rate of 0.125% per annum to the issuer of such letters of credit, together with customary issuance and other letter of credit fees. Our senior ABL facility also requires the payment of customary agency and administrative fees.

Voluntary prepayments

The Borrowers are able to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans, in each case, in whole or in part, at any time without premium or penalty (other than customary breakage and related reemployment costs with respect to repayments of LIBOR-based borrowings).

Covenants; events of default

Our senior ABL facility includes affirmative and negative covenants that will impose substantial restrictions on our financial and business operations, including our ability to incur and secure debt, make investments, sell assets, pay dividends or make acquisitions. Our senior ABL facility also includes a requirement to maintain a monthly fixed charge coverage ratio of no less than 1.1 to 1.0 when availability under our senior ABL facility is less than specified levels. Our senior ABL facility also contains various events of default that are customary for comparable facilities.

Senior Notes due 2018

General

On May 11, 2010, CSA Escrow Corporation, sold $450 million aggregate principal amount of 8 1/2% Senior Notes due 2018. Upon our emergence from bankruptcy on May 27, 2010, CSA Escrow Corporation merged with and into Cooper-Standard Automotive Inc. (“CSA”), our direct wholly-owned subsidiary, with CSA as the surviving entity, and CSA assumed all of the obligations under the senior notes and the indenture governing the senior notes and the guarantees by the guarantors described below became effective. This description is qualified in its entirety by reference to the full text of the indenture governing the senior notes, which is included as an exhibit to the registration statement of which this prospectus is a part.

Guarantees

The senior notes are unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Cooper-Standard Holdings Inc. and all of CSA’s wholly-owned domestic restricted subsidiaries (collectively, the “guarantors” and, together with CSA, the “obligors”). If CSA or any of its domestic restricted subsidiaries acquires or creates another wholly-owned domestic restricted subsidiary that guarantees certain debt of CSA or a guarantor, such newly acquired or created subsidiary is also required to guarantee the senior notes.

Ranking

The senior notes and each guarantee constitute senior debt of CSA and each guarantor, respectively. The senior notes and each guarantee (1) rank equally in right of payment with all of the applicable obligors’ existing and future senior debt, (2) rank senior in right of payment to all of the applicable obligors’ existing and future subordinated debt, (3) are effectively subordinated in right of payment to all of the applicable obligors’ existing and future secured indebtedness and secured obligations to the extent of the value of the collateral securing such indebtedness and obligations and (4) are structurally subordinated to all existing and future indebtedness and other liabilities of CSA’s non-guarantor subsidiaries (other than indebtedness and liabilities owed to CSA or one of the guarantors).

Optional redemption

CSA has the right to redeem the senior notes at the redemption prices set forth below:

•

on and after May 1, 2014, all or a portion of the senior notes may be redeemed at a redemption price of 104.250% of the principal amount thereof if redeemed during the twelve-month period beginning on May 1, 2014, 102.125% of the principal amount thereof if redeemed during the twelve-month period beginning on May 1, 2015, and 100% of the principal amount thereof if redeemed on or after May 1, 2016, in each case plus any accrued an unpaid interest to the redemption date;

•

prior to May 1, 2013, up to 35% of the senior notes issued under the indenture may be redeemed with the proceeds from certain equity offerings at a redemption price of 108.50% of the principal amount thereof, plus any accrued and unpaid interest to the redemption date; and

•	prior to May 1, 2014, all or a portion of the senior notes may be redeemed at a price equal to 100% of the principal amount thereof plus a make-whole premium.

Change of control

If a change of control occurs with respect to Cooper-Standard Holdings Inc. or CSA, unless CSA has exercised its right to redeem all of the outstanding senior notes through an optional redemption (as described above), each noteholder shall have the right to require that CSA repurchase such noteholder’s senior notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of the noteholders of record on the relevant record date to receive interest due on the relevant interest payment date.

Covenants

The indenture limits, among other things, the ability of CSA and its restricted subsidiaries to pay dividends or make distributions, repurchase equity, prepay subordinated debt or make certain investments, incur additional debt or issue certain disqualified stock and preferred stock, sell assets, incur liens, enter into transactions with affiliates and allow to exist certain restrictions on the ability of a restricted subsidiary to pay dividends or to make other payments or loans to or transfer assets to CSA, in each case, subject to certain exclusions and other customary exceptions. The indenture also limits the ability of CSA, Cooper-Standard Holdings Inc. and a subsidiary guarantor to merge or consolidate with another entity or sell or substantially all of its assets. In addition, certain of these covenants will not be applicable during any period of time when the senior notes have an investment grade rating. The indenture also contains customary events of default.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax consequences of holding and disposing of our 7% preferred stock, common stock and warrants, converting our 7% preferred stock into common stock and exercising our warrants for common stock. This summary applies only to holders that are beneficial owners of our 7% preferred stock, common stock or warrants and that hold the 7% preferred stock, common stock or warrants as “capital assets” (generally, property held for investment). This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed Treasury regulations, administrative pronouncements by the U.S. Internal Revenue Service (the “IRS”), and judicial decisions, all as in effect or in existence as of the date of this prospectus and all of which at any time may be repealed, revoked or modified or subject to differing interpretations so as to result in U.S. federal income tax consequences different from those discussed below, possibly with retroactive effect. The Company has not obtained, and does not intend to obtain, any ruling from the IRS concerning any of the U.S. federal income tax consequences discussed in this summary. Accordingly, there can be no assurance that the IRS will not assert a different position concerning any of the U.S. federal income tax consequences discussed below or that any such position would not be sustained by a court.

This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. In particular, this summary does not address the tax consequences that may be relevant to holders in special tax situations including, for example:

•	banks and financial institutions;

•	insurance companies;

•	brokers, dealers and traders in securities, currencies or commodities;

•	entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts;

•	persons liable for alternative minimum tax;

•	certain U.S. expatriates;

•	regulated investment companies or real estate investment trusts;

•	persons that actually or constructively own 10% or more (measured by voting power or value) of our stock;

•

persons who acquired our 7% preferred stock, common stock or warrants pursuant to the exercise of any employee share option or otherwise as compensation, or pursuant to a tax free or tax deferred transaction;

•	persons whose functional currency is not the U.S. dollar;

•

partnerships, including entities and arrangements classified as partnerships for U.S. federal income tax purposes, and persons holding our 7% preferred stock, common stock or warrants through partnerships; or

•	persons holding our 7% preferred stock, common stock or warrants as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security.

This discussion does not address any tax consequences other than U.S. federal income tax consequences.

In this discussion, a “U.S. Holder” is a beneficial owner of our 7% preferred stock, common stock or warrants that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia; (c) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person.”

In this discussion, a “Non-U.S. Holder” is a beneficial owner of our 7% preferred stock, common stock or warrants that is not a U.S. Holder and not a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes).

The tax treatment of a partner in a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) that holds our 7% preferred stock, common stock or warrants generally will depend on the partner’s status, the activities of the partnership and certain determinations made at the partner level. A prospective investor in our 7% preferred stock, common stock or warrants that is a partnership, and partners in such a partnerships, should consult their own tax advisors.

Based on the terms of the 7% preferred stock, the Company expects, and therefore this discussion assumes, that our 7% preferred stock should be treated as “common stock” for purposes of Section 305 of the Code. If our 7% preferred stock were not so treated the consequences may differ from those stated herein.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE U.S. STATE AND LOCAL, AND FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF 7% PREFERRED STOCK, COMMON STOCK AND WARRANTS, CONVERSION OF 7% PREFERRED STOCK INTO COMMON STOCK AND EXERCISE OF WARRANTS FOR COMMON STOCK.

Taxation of U.S. Holders of Warrants

Sale or other taxable disposition of warrants

Upon the sale, exchange or other taxable disposition of a warrant, in general, a U.S. Holder will recognize taxable gain or loss measured by the difference, if any, between (i) the amount realized on the sale, exchange or other taxable disposition, and (ii) the U.S. Holder’s adjusted tax basis in the warrant disposed of. A U.S. Holder’s adjusted tax basis in the warrant generally will equal the U.S. Holder’s cost to acquire the warrant, as adjusted in the manner described below, under “—Deemed distributions.” A U.S. Holder’s gain or loss generally will be capital gain or loss and generally will be long term capital gain or loss if, at the time of the sale or other disposition, the U.S. Holder’s holding period for the warrant is more than one year. Subject to limited exceptions, capital losses cannot be used to offset ordinary income. Long term capital gain recognized by a non-corporate U.S. Holder currently is subject to a preferential rate of U.S. federal income taxation.

Exercise of warrants

Because the warrants permit settlement though a cashless “net share settlement,” the U.S. federal income tax consequences of the exercise of a warrant are not entirely clear. It is expected that a U.S. Holder exercising a warrant would not recognize gain or loss for U.S. federal income tax purposes either (i) because the warrant should be treated as an option to acquire common stock or (ii) because exercise of the warrant for common stock is treated as a tax free “recapitalization.” In either case, a U.S. Holder’s initial tax basis in the common stock received (including any tax basis attributable to a fractional share of common stock), would equal such U.S. Holder’s adjusted tax basis in the warrant exercised, increased by the amount of cash paid (if any) to exercise the warrant. If the warrant is treated as an option to acquire common stock, a U.S. Holder’s holding period for the common stock received on exercise generally would commence on the day following the exercise. If exercise of the warrant is treated as a tax free recapitalization, a U.S. Holder’s holding period generally would include the U.S. Holder’s holding period for the warrant exercised.

Despite the foregoing, the IRS could take the position that the exercise of a warrant constitutes a taxable exchange resulting in gain or loss, which would be capital gain or loss. The amount of capital gain or loss recognized on such an exchange and its character as short term or long term would depend on the position taken by the IRS regarding the nature of that exchange. If the U.S. Holder is treated as exchanging the warrants for shares of our common stock in a taxable exchange, the amount of capital gain or loss would be the difference between the fair market value of our common stock (and cash received in lieu of a fractional share of common stock), reduced by the amount of cash paid (if any) to exercise the warrants, and the U.S. Holder’s adjusted tax basis in the warrants exchanged. In that case, the U.S. Holder would have long term capital gain or loss if it has held the warrants for more than one year and the U.S. Holder’s initial tax basis in the common stock received would equal its fair market value.

Alternatively—specifically if the exercising U.S. Holder elects a cashless “net share settlement”—the IRS could take the position that the U.S. Holder is treated as selling a portion of the warrants or underlying common stock for cash that is used to pay the exercise price for the warrants, in which case the amount of capital gain or loss would be the difference between that exercise price and the U.S. Holder’s adjusted tax basis attributable to the warrants or common stock deemed sold. If the U.S. Holder is treated as selling warrants, such U.S. Holder would have long term capital gain or loss if the U.S. Holder held the warrants for more than one year at the time of exercise. If the U.S. Holder is treated as selling underlying common stock, such U.S. Holder would have short term capital gain or loss. The U.S. Holder’s initial tax basis in the common stock received would equal such U.S. Holder’s adjusted tax basis in the warrants deemed exercised, increased by the U.S. Holder’s deemed amount realized from the warrants or common stock deemed sold.

A U.S. Holder that receives cash in lieu of receipt of a fractional share of common stock should generally be treated as recognizing capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the adjusted tax basis allocable to the fractional share.

Subject to limited exceptions, capital losses cannot be used to offset ordinary income. Long term capital gain recognized by a non-corporate U.S. Holder currently is subject to a preferential rate of U.S. federal income taxation.

U.S. Holders should consult their tax advisors regarding the tax consequences of the exercise of the warrants.

Lapse of warrants

A U.S. Holder that allows a warrant to lapse would generally recognize a loss for U.S. federal income tax purposes equal to the adjusted tax basis of the warrant. In general, such a loss would be a capital loss, and would be a short term or long term capital gain or loss depending on the U.S. Holder’s holding period for the warrant.

Deemed distributions

Certain events, such as adjustment of the exercise price of the warrants or the conversion price of our 7% preferred stock, could result in a deemed taxable distribution to a U.S. Holder of warrants if the adjustment has the effect of increasing the proportionate interest of the U.S. Holder in our earnings and profits or assets, without regard to whether the U.S. Holder receives any cash or other property. However, adjustments to the exercise price of our warrants or the conversion price of our 7% preferred stock made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interests of U.S. Holders of the warrants generally will not result in a taxable deemed distribution. In the event of a deemed taxable distribution, a U.S. Holder’s basis in its warrants will be increased by the amount of the taxable distribution. If a deemed taxable distribution occurs, such deemed distribution would be taxable as a dividend, return of capital or capital gain in accordance with the rules discussed below, and U.S. Holders may recognize income as a result even though they receive no cash or property.

Taxation of U.S. Holders of 7% Preferred Stock and Common Stock

Dividends and Other Distributions on 7% Preferred Stock or Common Stock. Distributions on our 7% preferred stock and common stock will constitute dividends and will be included in a U.S. Holder’s gross income (as ordinary income) when paid to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions on our 7% preferred stock and common stock received by a U.S. Holder that exceed our current and accumulated earnings and profits will be treated first as a non-taxable return of capital reducing (but, not below zero) the U.S. Holder’s adjusted tax basis in the 7% preferred stock or common stock and, to the extent such distributions exceed the U.S. Holder’s adjusted tax basis in the 7% preferred stock or common stock, as capital gain. Subject to certain exceptions, dividends received by non-corporate U.S. Holders currently are taxed at a maximum rate of 15% (effective for tax years beginning on or before December 31, 2012), provided that certain holding period requirements are met. Dividends paid to corporate U.S. Holders will generally qualify for the dividends-received deduction, provided that certain holding period requirements are met. Notwithstanding the foregoing, a distribution of additional shares of our 7% preferred stock to U.S. Holders of the 7% preferred stock in connection with payment of the quarterly preferred dividend (as described in “Description of Capital Stock—7% Preferred Stock—Dividend rights”) generally would not be expected to constitute a taxable event for U.S. federal income tax purposes. A U.S. Holder that receives additional shares of our 7% preferred stock in connection with such a payment of the quarterly preferred dividend would reallocate its tax basis in the shares of 7% preferred stock prior to the distribution between such shares and the additional shares of 7% preferred stock received in accordance with their relative fair market values and the U.S. Holder’s holding period for the additional shares of 7% preferred stock received would include the holding period for the shares of 7% preferred stock on which such additional shares were distributed.

Under Section 305 of the Code, events which have the effect of increasing the proportionate interest of U.S. Holders of our 7% preferred stock or common stock in our earnings and profits or assets could be deemed to result in payment of a taxable distribution to such U.S. Holders. These events include direct adjustments to the terms of our 7% preferred stock, such as adjustment of the conversion price of our 7% preferred stock. Further, failure to fully adjust the conversion price of the 7% preferred stock to reflect a stock dividend or other event increasing the proportionate interest of U.S. Holders of the common stock in our earnings and profits or assets could, in some circumstances, be deemed to result in the payment of a taxable distribution to U.S. Holders of our common stock. Moreover, changes not directly affecting the terms of our 7% preferred stock or common stock could nonetheless be deemed to result in the payment of a taxable distribution to U.S. Holders of such stock. For example, a change in the exercise price of the warrants or another similar transaction could, in some circumstances, be deemed to result in the payment of a taxable distribution to U.S. Holders of the 7% preferred stock or common stock. However, adjustments to the conversion price of our 7% preferred stock or the exercise price of our warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interests of U.S. Holders of the 7% preferred stock or the warrants generally will not result in a taxable deemed distribution. If a taxable deemed distribution occurs, such deemed distribution would be taxable as a dividend, return of capital or capital gain in accordance with the rules discussed above, the basis of the U.S. Holders in their 7% preferred stock would be increased by the amount of the taxable distribution and U.S. Holders may recognize income as a result even though they receive no cash or property.

Conversion of 7% Preferred Stock into Common Stock. The conversion by a U.S. Holder of 7% preferred stock into common stock should not constitute a taxable event for U.S. federal income tax purposes (except to the extent of any cash received in lieu of a fractional share of common stock) and a U.S. Holder’s holding period and tax basis in the 7% preferred stock converted (other than tax basis attributable to a fractional share of common stock for which cash is received) should carry over to the common stock received upon conversion. A U.S. Holder that receives cash in lieu of receipt of a fractional share of common stock should generally be treated as recognizing capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the adjusted tax basis allocable to the fractional share.

Sale or Other Taxable Disposition of 7% Preferred Stock or Common Stock. Upon the sale or other taxable disposition of the 7% preferred stock or common stock, in general, a U.S. Holder will recognize taxable gain or loss measured by the difference, if any, between (i) the amount realized on the sale, exchange or other taxable disposition, and (ii) the U.S. Holder’s adjusted tax basis in the 7% preferred stock or the common stock disposed of. A U.S. Holder’s adjusted tax basis in the 7% preferred stock or common stock generally would be computed by reference to the U.S. Holder’s cost to acquire such 7% preferred stock or common stock, subject to certain adjustments, as discussed above. A U.S. Holder’s gain or loss generally will be capital gain or loss and generally will be long term capital gain or loss if, at the time of the sale or other disposition, the U.S. Holder’s holding period for the 7% preferred stock or the common stock is more than one year. Subject to limited exceptions, capital losses cannot be used to offset ordinary income. Long term capital gain recognized by a non-corporate U.S. Holder currently is subject to a preferential rate of U.S. federal income taxation.

Taxation of Non-U.S. Holders of Warrants, 7% Preferred Stock and Common Stock

Dividends on 7% preferred stock or common stock and adjustments under the warrants

We will have to withhold U.S. federal income tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid on our 7% preferred stock or common stock, as well as any deemed dividends resulting from adjustments to the exercise price of the warrants or adjustments to the conversion rate of the 7% preferred stock (each as described above), to a Non-U.S. Holder that are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. Distributions, including taxable deemed distributions, will constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions that exceed our current and accumulated earnings and profits will be treated first as a non-taxable return of capital reducing (but, not below zero) the Non-U.S. Holder’s tax basis in the 7% preferred stock, common stock or warrants (as applicable) and, to the extent such distributions exceed the Non-U.S. Holder’s adjusted tax basis in the 7% preferred stock, common stock, or warrants (as applicable), as capital gain. In the case of any deemed dividends, the applicable withholding tax may apply to distributions on the Non-U.S. Holder’s common stock or 7% preferred stock, common stock deliverable upon conversion of 7% preferred stock or upon exercise of warrants, or on other proceeds we subsequently pay to such Non-U.S. Holder. Notwithstanding the foregoing, a distribution of additional shares of our 7% preferred stock to Non-U.S. Holders of the 7% preferred stock in connection with payment of the quarterly preferred dividend (as described in “Description of Capital Stock—7% Preferred Stock—Dividend rights”) generally would not be expected to constitute a taxable event for U.S. federal income tax purposes.

In order to claim the benefit of an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN (or other applicable form) in accordance with the applicable certification and disclosure requirements. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our 7% preferred stock or common stock. A Non-U.S. Holder that satisfies the requirements for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the manner of claiming the benefits.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty are attributable to a permanent establishment in the United States) are taxed on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the Non-U.S. Holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the Non-U.S. Holder provides a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on a foreign corporation that has earnings and profits (attributable to dividends or otherwise) that are effectively connected with the conduct of a trade or business in the United States.

Conversion of 7% preferred stock into common stock

The conversion by a Non-U.S. Holder of our 7% preferred stock into common stock should not constitute a taxable event for U.S. federal income tax purposes (except to the extent of any cash received in lieu of a fractional share of common stock, which will be treated in the manner described below) and a Non-U.S. Holder’s holding period and tax basis in the 7% preferred stock converted (other than tax basis attributable to a fractional share of common stock for which cash is received) should carry over to the common stock received upon conversion.

Sale or other disposition of 7% preferred stock, common stock or warrants and exercise of warrants

A Non-U.S. Holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale or other disposition of our 7% preferred stock, common stock or warrants, or with respect to an exercise of warrants unless one of the following applies:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); in these cases, the Non-U.S. Holder will generally be taxed on its net gain derived from the disposition or exercise at the regular graduated rates in the same manner as if the Non-U.S. Holder were a resident of the United States and, if the Non-U.S. Holder is a foreign corporation, the “branch profits tax” described above may also apply;

•

the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition or exercise and meets certain other requirements; in this case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax (even though the Non-U.S. Holder is not considered a resident alien under the Code); or

•

our 7% preferred stock, common stock or warrants constitute a United States real property interest by reason of our status as a “United States real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes at any time during the shorter of (i) the 5-year period ending on the date you dispose of the 7% preferred stock, common stock or warrants, or exercise the warrants or (ii) the period you held the 7% preferred stock, common stock or warrants.

Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with payments of dividends on our 7% preferred stock and common stock and the proceeds of a sale or other disposition of our 7% preferred stock, common stock or warrants, or an exercise of warrants. A non-exempt U.S. Holder may be subject to U.S. backup withholding on these payments if it fails to provide its taxpayer identification number to the withholding agent and comply with certification procedures or otherwise establish an exemption from backup withholding.

A Non-U.S. Holder may be subject to U.S. information reporting and backup withholding on these payments unless the Non-U.S. Holder complies with certification procedures to establish that it is not a United States person. In addition, the amount of any dividends (including deemed dividends) on our 7% preferred stock, common stock or warrants paid to a Non-U.S. Holder, and the amount of any U.S. federal tax withheld therefrom, must be annually reported to the IRS and the holder. This information may be made available by the IRS under the provisions of an applicable income tax treaty or agreement with the tax authorities of the country in which the Non-U.S. Holder resides. Payment of the proceeds of the sale or other disposition of the 7% preferred stock, common stock or warrants to or through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting requirements, but not backup withholding, unless the Non-U.S. Holder certifies under penalties of perjury that it is not a United States person or an exemption otherwise applies. Payments of the proceeds of a sale or other disposition of the 7% preferred stock, common stock or warrants to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the Non-U.S. Holder certifies under penalties of perjury that it is not a United States person or otherwise establishes an exemption.

The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of our 7% preferred stock, common stock or warrants paid after December 31, 2012 to (i) a foreign financial institution (as defined pursuant to that legislation) unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. If payment of this withholding tax is made, Non-U.S. Holders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends or proceeds will be required to seek a credit or refund from the IRS to obtain the benefit of such exemption or reduction. Non-U.S. Holders should contact their own tax advisors regarding the particular consequences to them of this legislation.

PLAN OF DISTRIBUTION

We are registering shares of our common stock with an aggregate public offering price not to exceed $250 million, to be sold by the Company under a “shelf” registration process. If we offer any shares of common stock under this prospectus we will amend or supplement this prospectus by means of an accompanying prospectus supplement setting forth the specific terms and conditions and other information about that offering as is required or necessary.

In addition, on behalf of the selling security holders, we are registering for resale 10,525,890 shares of our common stock, 760,525 shares of our 7% preferred stock, 3,263,252 shares of our common stock issuable upon conversion of our 7% preferred stock, 1,739,707 warrants to purchase shares of our common stock, and 1,739,707 shares of our common stock issuable upon exercise of our warrants. As used in this prospectus, “selling security holders” includes the successors-in-interest, donees, transferees or others who may later hold the selling security holders’ interests. This prospectus may also be used by transferees of the selling security holders, including broker-dealers or other transferees who borrow or purchase the securities to settle or close out short sales of shares of securities. Selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale or non-sale related transfer. We will not receive any proceeds from sales by the selling security holders.

Any shares of common stock being offered by us, and any shares of common stock, shares of 7% preferred stock or warrants being offered by the selling security holders, under this prospectus and any accompanying prospectus supplement may be sold in any one or more of the following ways from time to time: directly to purchasers; through agents; to or through underwriters; through dealers; or through a combination of such methods of sale. We may also sell common stock directly to our stockholders.

If we use underwriters for a sale of shares of our common stock, this prospectus will be amended or supplemented by means of an accompanying prospectus supplement setting forth the names of the underwriters, the terms of the underwriting, including discounts, commissions and other compensation to the underwriters, and other information about that specific underwritten offering. In any underwritten offering, the underwriters will acquire the shares for their own account. The underwriters may resell the shares in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the shares will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the shares offered if they purchase any of the shares. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship. We would also expect the preceding statements in this paragraph would also apply to underwritten offerings of securities by any selling security holder.

In addition to the methods described above, we may sell shares of our common stock and the selling security holders may sell shares of common stock, shares of 7% preferred stock or warrants by one or more of the following methods, without limitation:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	transactions on any exchange or quotation service on which our common stock may be listed or quoted at the time of sale in accordance with the rules of the applicable exchange or quotation service;

•	privately negotiated transactions;

•	settlement of short sales;

•	transactions in which broker-dealers may agree to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of put or call options, swaps, derivatives or other hedging transactions, whether through an options exchange or otherwise; or

•	a combination of any of the above or any other method permitted pursuant to applicable law.

We expect that the selling security holders will sell their shares primarily through underwritten public offerings, sales on the OTC Bulletin Board or any other stock exchange, market or trading facility on which our shares are traded or in private transactions. Sales of the securities may be made at fixed prices that may be changed, at varying prices determined at the time of sale, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices.

To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution or other required information regarding the terms of a particular offering of securities described in this prospectus.

The selling security holders will have the sole discretion not to accept any purchase offer or make any sale of their securities if they deem the purchase price to be unsatisfactory at a particular time.

Broker-dealers engaged by selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders or, if any broker-dealer acts as agent for the purchase of securities, from the purchaser, in amounts to be negotiated. Selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with sales of securities, or interests therein, selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. Selling security holders may also engage in short sales, puts and calls or other transactions in our securities or derivatives of our securities and may sell and deliver shares in connection with these transactions.

Selling security holders and broker-dealers or agents involved in an arrangement to sell any of the offered securities may, under certain circumstances, be deemed to be “underwriters” with respect to securities they sell within the meaning of the Securities Act. Any profit on such sales and any discount, commission, concession or other compensation received by any such underwriter, broker-dealer or agent, may be deemed an underwriting discount and commission under the Exchange Act. No selling security holder has informed us that they have an agreement or understanding, directly or indirectly, with any person to distribute the securities. If a selling security holder should notify us that they have a material arrangement with a broker-dealer for the resale of their securities, we would file a prospectus supplement, if required pursuant to Rule 424(b) of the Securities Act, to describe the agreement between the selling security holder and broker-dealer or agent, provide required information regarding the plan of distribution, and otherwise revise the disclosure in this prospectus as needed. If required, we would also file the agreement between the selling security holder and the broker-dealer as an exhibit to a document incorporated or deemed incorporated by reference in this registration statement.

We have agreed to pay all fees and expenses incurred by us incident to the registration of our securities, including SEC filing fees. Each selling security holder will be responsible for all costs and expenses in connection with the sale of their securities, including brokerage commissions or dealer discounts. We have agreed to indemnify the selling security holders, and the selling security holders have agreed to indemnify us, against certain losses, claims, damages and liabilities, including certain liabilities under the Securities Act.

There can be no assurance that the selling security holders will sell any or all of the securities registered pursuant to the registration statement of which this prospectus forms a part.

To comply with the securities laws of certain jurisdictions, if applicable, the securities will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

Selling security holders and other persons participating in the sale or distribution of the securities offered hereby, will be subject to applicable provisions of the Exchange Act and rules and regulations promulgated thereunder, including, without limitation, Regulation M. With certain exceptions, Regulation M restricts certain activities of, and limits the timing of purchases and sales of any of the securities by, selling security holders, affiliated purchasers and any broker-dealer or other person who participates in a distribution of the securities. Under Regulation M, these persons are precluded from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security subject to the distribution until the distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of these limitations may affect the marketability of the securities offered by this prospectus.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Sidley Austin LLP, Chicago, Illinois. If counsel for any underwriters passes on legal matters in connection with an offering of the securities described in this prospectus, we will name that counsel in the prospectus supplement to that offering.

EXPERTS

The consolidated financial statements of Cooper-Standard Holdings Inc. as of December 31, 2010 (Successor) and December 31, 2009 (Predecessor) and for the period from June 1, 2010 to December 31, 2010 (Successor), the period from January 1, 2010 to May 31, 2010 and the years ended December 31, 2009 and 2008 (Predecessor) appearing in its 2010 Annual Report (Form 10-K), including the financial statement schedule appearing therein, and the effectiveness of Cooper-Standard Holdings Inc.’s internal control over financial reporting as of December 31, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and financial statement schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act, and in accordance therewith we file annual, quarterly and current reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Further information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, such reports, proxy statements and other information may be accessed through the SEC Internet website located at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.cooperstandard.com. Our website is not a part of this prospectus.

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act for the registration under the Securities Act of the securities offered hereby. This prospectus does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the registration statement which contains further information with respect to our company and our securities. Statements herein concerning the provisions of documents filed as exhibits to the registration statement are necessarily summaries of such documents, and each such statement is qualified by reference to the copy of the applicable document filed with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference in this prospectus the documents listed below, each of which should be considered an important part of this prospectus.

•	Annual Report on Form 10-K for the year ended December 31, 2010;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011;

•	Current Reports on Form 8-K filed with the SEC on March 17, 2011 and May 11, 2011; and

•	the description of our common stock contained in Form 8-A filed on March 21, 2011, and any amendment or report filed under the Exchange Act for the purpose of updating such description.

All documents we subsequently file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (other than documents, portions of documents or other information that is deemed to have been “furnished” and not “filed” with the SEC), prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus, modifies or supersedes such prior statement. Any statement contained in this prospectus shall be deemed to be modified or superseded to the extent that a statement contained in a subsequently filed document that is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may obtain, free of charge, a copy of any of our filings (other than exhibits to these documents, unless the exhibits are specifically incorporated by reference into these documents or referred to in this prospectus) by writing or calling us at the following address and telephone number:

Cooper-Standard Holdings Inc.

39550 Orchard Hill Place Drive

Novi, Michigan 48375

(248) 596-5900

$250,000,000 Common Stock

Offered by Cooper-Standard Holdings Inc.

15,528,849 Shares of Common Stock

760,525 Shares of 7% Cumulative Participating Convertible Preferred Stock

Warrants to Purchase 1,739,707 Shares of Common Stock

Offered by the Selling Security Holders

Prospectus

You should rely only on the information contained in this prospectus and any applicable prospectus supplement or amendment. We have not authorized any person to provide you with different information. This prospectus is not an offer to sell, and is not soliciting an offer to buy, these securities in any state or jurisdiction where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but our business, financial condition or results of operations may have changed since that date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, if any, payable by us relating to the sale of securities being registered. The selling security holders are responsible for any expenses incurred by them for brokerage, accounting, tax, or legal or other services incurred by the selling security holders in disposing of securities held by them. All amounts are estimates except the SEC registration fee.

SEC registration fee	$99,279
Legal fees and expenses	450,000
Accounting fees and expenses	30,000
Printing fees and expenses	90,000
FINRA filing fee	75,000
Transfer Agent fees and expenses	5,000
Miscellaneous	25,721
Total	$775,000

Item 15.	Indemnification of Directors and Officers

Delaware General Corporation Law. Under the Section 145 of the Delaware General Corporation Law (the “DGCL”), a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, a corporation may indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which that person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or other such court shall deem proper. To the extent that such person has been successful on the merits or otherwise in defending any such action, suit or proceeding referred to above or any claim, issue or matter therein, he or she is entitled to indemnification for expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for or granted pursuant to Section 145 of the DGCL is not exclusive of any other rights of indemnification or advancement of expenses to which those seeking indemnification or advancement of expenses may be entitled, and a corporation may purchase and maintain insurance against liabilities asserted against any former or current, director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not the power to indemnify is provided by the statute.

Certificate of incorporation. Section 9.2 of our third amended and restated certificate of incorporation (our “certificate of incorporation”) provides that the Company shall indemnify and hold harmless to the fullest extent authorized or permitted by law, as the same may be amended, each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter a “Covered Person”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such Covered Person in connection with such proceeding, and such right to indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except for proceedings to enforce rights to indemnification, the Company shall indemnify a Covered Person in connection with a proceeding (or part thereof) initiated by such Covered Person only if such proceeding (or part thereof) is authorized by the board of directors of the Company (whether before, during or after the pendency of such proceeding). The right to indemnification includes the right to be paid by the Company the expenses incurred in defending or otherwise participating in any such proceeding in advance of its final disposition.

In accordance with Section 102(b)(7) of the DGCL, Section 9.1 of our certificate of incorporation provides that a director of the Company shall not be personally liable to the Company or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the Company or our stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Bylaws. Our bylaws provide for the same indemnification for our directors and officers as our certificate of incorporation does. Our bylaws also provide that expenses (including attorneys’ fees) incurred by a Covered Person in defending, testifying or otherwise participating in any proceeding for which such director or officer may be entitled to indemnification under our bylaws shall be paid by us in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us as authorized by the bylaws.

The indemnification provided by our certificate of incorporation or bylaws is not deemed to be exclusive of any other right to which a Covered Person may be entitled under applicable law, our certificate of incorporation, our bylaws, an agreement, a vote of stockholders or disinterested directors or otherwise.

D&O Insurance. As permitted by Section 145 of the DGCL and our bylaws, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to the Company with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

The above discussion of Section 145 of the DGCL and of our certificate of incorporation and bylaws is not intended to be exhaustive and is respectively qualified in its entirety by Section 145 of the DGCL, our certificate of incorporation and our bylaws.

Item 16.	Exhibits

The exhibits to this registration statement are listed on the Exhibit Index beginning on page II-6 hereof, which is incorporated by reference in this Item 16.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission, or the Commission, pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(a), (1)(b) and (1)(c) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(a) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of such registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novi, State of Michigan, on July 18, 2011.

COOPER-STANDARD HOLDINGS INC.

By:	/s/ James S. McElya
Name:	James S. McElya
Title:	Chairman, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PEOPLE BY THESE PRESENTED, that each person whose signature appears below hereby constitutes and appoints James S. McElya, Allen J. Campbell and Timothy W. Hefferon, and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign in any and all capacities (including, without limitation, the capacities listed below), the registration statement, any and all amendments (including post-effective amendments) to the registration statement and any and all successor registration statements of Cooper-Standard Holdings Inc., including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done to enable Cooper-Standard Holdings Inc. to comply with the provisions of the Securities Act and all the requirements of the Securities and Exchange Commission, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on July 18, 2011.

Signatures	Title

/s/ James S. McElya James S. McElya	Chairman, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Allen J. Campbell Allen J. Campbell	Chief Financial Officer (Principal Financial Officer)

/s/ Helen T. Yantz Helen T. Yantz	Controller (Principal Accounting Officer)

/s/ Orlando A. Bustos Orlando A. Bustos	Director

/s/ Larry Jutte Larry Jutte	Director

/s/ Jeffrey E. Kirt Jeffrey E. Kirt	Director

/s/ David J. Mastrocola David J. Mastrocola	Director

/s/ Stephen A. Van Oss Stephen A. Van Oss	Director

/s/ Kenneth L. Way Kenneth L. Way	Director

Index to Exhibits

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement.

2.1	Debtors’ Second Amended Joint Chapter 11 Plan of Reorganization, dated March 26, 2010 (incorporated by reference to Exhibit 2.1 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated May 24, 2010).

4.1	Third Amended and Restated Certificate of Incorporation of Cooper-Standard Holdings Inc., dated May 27, 2010 (incorporated by reference to Exhibit 3.1 to Cooper-Standard Holdings Inc.’s Registration Statement on Form S-1 (File No. 333-168316)).

4.2	Amended and Restated Bylaws of Cooper-Standard Holdings Inc. (incorporated by reference to Exhibit 3.2 to Cooper-Standard Holdings Inc.’s Registration Statement on Form S-1 (File No. 333-168316)).

4.3	Cooper-Standard Holdings Inc. Certificate of Designations 7% Cumulative Participating Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 to Cooper-Standard Holdings Inc.’s Registration Statement on Form S-1 (File No. 333-168316)).

4.5	Indenture, 8 1/2% Senior Notes due 2018, dated as of May 11, 2010, between CSA Escrow Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Cooper-Standard Holdings Inc.’s Registration Statement on Form S-1 (File No. 333-168316)).

4.6	Supplemental Indenture, Senior Notes due 2018, dated as of May 27, 2010, among Cooper-Standard Automotive Inc., Cooper-Standard Holdings Inc., the subsidiaries of Cooper-Standard Automotive Inc. set forth on the signature page thereto and U.S. Bank National Association, as trustee under the indenture (incorporated by reference to Exhibit 4.1 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated June 3, 2010).

4.7	Registration Rights Agreement, dated as of May 27, 2010, by and among Cooper-Standard Holdings Inc., the Backstop Purchasers and the other holders party thereto (incorporated by reference to Exhibit 4.3 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated June 3, 2010).

4.8	Warrant Agreement, dated as of May 27, 2010, between Cooper-Standard Holdings Inc. and Computershare Inc. and Computershare Trust Company, N.A., collectively as Warrant Agent (incorporated by reference to Exhibit 4.4 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K dated June 3, 2010).

4.9	Form of 8 1/2% Senior Notes due 2018 (included in exhibit 4.5).

4.10	Loan and Security Agreement, dated as of May 27, 2010, among Cooper-Standard Holdings Inc., Cooper-Standard Automotive Inc., Cooper-Standard Automotive Canada Limited, the other guarantors party thereto, certain financial institutions as lenders and Bank of America, N.A., as Agent (incorporated by reference to Exhibit 10.1 to Cooper-Standard Holdings Inc.’s Current Report on Form 8-K filed June 3, 2010).

5.1**	Opinion of Sidley Austin LLP.

12.1**	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends.

23.1**	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Sidley Austin LLP (included in exhibit 5.1).

24.1	Powers of Attorney (included on signature page).

*	To be filed or incorporated by reference as an exhibit to a document incorporated or deemed incorporated by reference in this registration statement.
**	Filed herewith.